UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
November 8 , 2007
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Releases:
Siemens sets capital structure target and announces a share buyback program for up to €10 billion by 2010
Siemens to raise target margin ranges for Operations
Key figures
Earnings Release
Siemens Segment Information (continuing operations — preliminary and unaudited)
Siemens Consolidated Statements of Income (preliminary and unaudited)
Siemens Consolidated Statements of Income and Expense Recognized in Equity (preliminary and unaudited)
Siemens Consolidated Statements of Cash Flow (preliminary and unaudited)
Siemens Consolidated Balance Sheets (preliminary and unaudited)
SUPPLEMENTAL DATA:
Siemens Segment Information Analysis(I) (preliminary and unaudited)
Siemens Segment Information Analysis(II) (preliminary and unaudited)
Siemens Segment Information Analysis(III) (preliminary and unaudited)
Reconciliation and Definitions
Legal Proceedings
Signatures

Press Presse Prensa
For the business and financial press
Munich, November 7, 2007
Siemens sets capital structure target and announces a share buyback program for up to €10 billion by 2010
In the framework of its Fit for 2010 program, Siemens has set a target for an optimized capital structure. It will be measured as the ratio of “adjusted industrial net debt” to “EBITDA.” The capital structure target should be in a target range between 0.8 and 1.0 by 2010. “This step completes Siemens’ financial target system as defined in the Fit for 2010 program, while maintaining our traditionally solid financial position. At the same time, we are optimizing our capital structure on the basis of comprehensive analyses of competitors,” said Siemens CFO Joe Kaeser.
In a move to achieve the target, Siemens simultaneously announced it is launching an extensive share buyback program. “As a result of the strong cash flow from operations and the size of the expected proceeds from the sale of Siemens VDO, we see potential for optimizing our capital structure. We therefore foresee a share buyback program with a total volume of up to €10 billion by 2010. Ultimately, we believe that a more efficient capital structure will strengthen EPS growth while ensuring cost-effective access to capital as well as strategic flexibility,” said Siemens CEO Peter Löscher.
Through resolution of the Shareholders’ Meeting of January 25, 2007, Siemens AG is authorized pursuant to section 71 para.1 no. 8 of the German Stock Corporation Act (Aktiengesetz, AktG) to acquire own shares up to 10% of the its capital stock until July 24, 2008. Within this authorization the Managing Board has adopted a share buy back program which has been approved by the Supervisory Board.
Accordingly this allows to acquire by purchase over the stock exchange up to a maximum of 82 million shares of Siemens AG for the purpose of cancellation and reduction of capital stock as well as to buy back up to a maximum of 7 million shares of Siemens AG to fulfill obligations arising out of stock compensation programs. On the basis of the current share price this amounts to a volume of approximately EUR 8.5 billion.
Timing and details regarding the start of the share buy back program will be announced separately. The buy back will be carried out lead-managed by banks and will be executed pursuant to the Regulation (EC) no. 2273/2003 of the Commission of December 22, 2003.
Siemens intends that the Managing Board and the Supervisory Board will propose at the Shareholders’ Meeting to be held on January 24, 2008 to renew the authorization to buy back shares of up to 10 % of the share capital.
On EBITDA and other definitions please visit www.siemens.com/investorrelations.
Siemens plans to publish its fiscal 2007 figures (based on IFRS) on November 8, 2007, at 7:15 a.m. (CET). The Annual Press Conference will be held on the same day in Munich, beginning at 10:00 a.m. (CET). Further information will be available in the live Webcast of the press conference at: www.siemens.com/pressekonferenz. An analyst conference will follow on November 9, 2007, in London and can also be seen as a live Webcast at: www.siemens.com/investorrelations.

Siemens AG Corporate Communications and Government Affairs Media Relations 80312 Munich	Reference number: AXX200711.8e Constantin Birnstiel 80312 Munich Tel.: +49 89 636-36669; Fax: -32825 E-Mail: constantin.birnstiel@siemens.com

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Press Presse Prensa
For the business and financial press
Munich, Germany, November 8, 2007
Siemens to raise target margin ranges for Operations
Siemens is raising the target margin ranges for its operating units. “We’re convinced that the creation of new structures within the three planned Sectors Energy, Industry and Healthcare will make our company less complex, more transparent, more focused and, therefore, faster and more successful. As a result, it’s also clear we’ll exceed the current goals of our Fit for 2010 program,” said Peter Löscher, Siemens CEO. The new target margin ranges for the future Energy and Industry Sectors will be announced at the end of January 2008. Effective immediately, the target margin range for the Medical Solutions Group (Med) will be raised to 14-17% from the current 13-15%. In the course of the restructuring, Siemens also intends to reduce selling, general and administrative costs, as a percentage of sales, 10-20% by 2010.
If approved by the Supervisory Board on November 28, 2007, implementation of the new company structure will begin in January 2008. External financial reporting on the basis of the new structure will begin in the second half of fiscal 2008. Financial information will be reported at the Sector level and below. “We’re again making our financial reporting considerably more transparent than it is today,” said Löscher.
The Energy Sector will essentially comprise the Groups Power Generation (PG) and Power Transmission and Distribution (PTD). This Sector will target a highly attractive market, which is growing at 11% a year. Siemens expects the market’s total volume to be well above €300 billion by 2010.
The Industry Sector will comprise the business activities of Automation and Drives (A&D), Industrial Solutions and Services (I&S), Transportation Systems (TS), Siemens Building Technologies (SBT) and Osram. Siemens assumes that the Sector’s markets will grow 5% a year to reach a total volume of nearly €500 billion by 2010.
The Healthcare Sector will comprise the Medical Solutions Group (Med). Med’s latest acquisitions have more than doubled its market to €57 billion and enabled the Group to tap attractive new segments.
Siemens IT Solutions and Services and Siemens Financial Services (SFS) will continue to operate as cross-sector businesses.
The planned new structure will generate considerable synergy potentials. “We’re going to precisely define how staff functions are assigned to the various levels in the new structure,” said Peter Löscher, with reference to the selling, general and administrative costs, which totaled some 17% of sales in fiscal 2007.

Siemens AG Corporate Communications and Government Affairs Media Relations 80312 München	Informationsnummer: AXX200711.12 e Marc Langendorf 80312 München Tel.: +49 89 636-37035; Fax: -32825 E-Mail: marc.langendorf@siemens.com

Key figures(1)(2)	Fiscal 2007
Effective with the first quarter of fiscal 2007, Siemens prepares its primary financial reporting according to International Financial Reporting Standards (IFRS) on a retroactive basis.
(in millions of €, except where otherwise stated)

			% change				% change
Profit and Growth	Q4	Q4		Adjust-	FY	FY		Adjust-
	2006	2007	Actual	ed(3)	2006	2007	Actual	ed(3)

Continuing Operations
New Orders	17,575	21,328	21	19	74,944	83,916	12	13

Revenue	18,471	20,201	9	8	66,487	72,448	9	10

Total Operations Group
Group Profit from Operations	749	1,990	166		3,867	6,560	70

in % of revenue	3.8%	9.3%			5.5%	8.6%

EBITDA adjusted	1,201	2,596	116		5,367	8,716	62

in % of revenue	6.1%	12.1%			7.6%	11.4%

Continuing Operations
EBITDA adjusted	967	2,389	147		5,074	7,686	51

Income from continuing operations	139	1,394	>200		2,642	3,909	48

Basic earnings per share (in euros)(5)	0.10	1.45	>200		2.78	4.13	49

Continuing and Discontinued Operations(4)
Net Income	148	(74)			3,345	4,038	21

Basic earnings per share (in euros)(5)	0.10	(0.17)			3.52	4.24	20

Return on Capital	Q4		Q4		FY		FY
Employed	2006		2007		2006		2007

Continuing Operations
Return on capital employed (ROCE)		1.9%		15.5%		9.6%		12.7%

Continuing and Discontinued Operations(4)
Return on capital employed (ROCE)		1.7%		(0.7)%		10.5%		10.9%

Free Cash Flow /	Q4		Q4		FY		FY
Cash Conversion	2006		2007		2006		2007

Total Operations Groups
Free Cash Flow		1,293		3,149		2,806		7,037

Cash Conversion		1.73		1.58		0.73		1.07

Continuing Operations
Free Cash Flow		963		2,553		1,820		6,755

Cash Conversion		6.93		1.83		0.69		1.73

Continuing and Discontinued Operations(4)
Free Cash Flow		1,464		2,099		1,607		3,577

Cash Conversion		9.89		> 1		0.48		0.89

Net Debt / Capital Structure	FY 2006				FY 2007

Net Debt	4,487				11,299
Net Debt / EBITDA adjusted	0.88				1.47

Adjusted industrial net debt	1,878				5,828
Adj. industrial net debt / EBITDA adj.	0.37				0.76

Employees	September 30, 2006				September 30, 2007
(in thousands)	Cont. Op.		Total(6)		Cont. Op.		Total(6)

Employees	371		475		398		471
Germany	123		161		126		152
Outside Germany	248		314		272		319

(1)
Preliminary and unaudited. Prior-year numbers have been adjusted for the retroactive presentation of Siemens VDO Automotive (SV) in discontinued operations, income tax charges relating to compliance matters and an adjustment of Medical Solutions’ Group profit.

(2)
EBITDA adjusted, Return on capital employed, Return on equity, Free cash flow, Cash conversion, Net debt and adjusted industrial net debt are non-GAAP financial measures. A reconciliation of these amounts to the most directly comparable IFRS financial measures is available on our Investor Relations website under www.siemens.com/ir, Financial Publications, Quarterly Reports. “Group profit from operations” is reconciled to “income before income taxes” of Operations under “Reconciliation to financial statements” in the table “Segment Information.”

(3)	Adjusted for portfolio and currency translation effects.
(4)	Discontinued operations consist of SV activities as well as of carrier networks, enterprise networks and mobile devices activities.
(5)	Earnings per share — attributable to shareholders of Siemens AG.
(6)	Continuing and discontinued operations.

Earnings Release Munich, November 8, 2007
Strong Growth, Higher Margins
Operations delivers nearly €2 billion in Q4 Group profit
Continuing operations generate EPS of €1.45 in Q4
Siemens in the Fourth Quarter of Fiscal 2007
•	Group profit from Operations was €1.990 billion, driven up sharply year-over-year by rising profits and earnings margins at all Groups.

•	Income from continuing operations also climbed significantly, to €1.394 billion. EPS from continuing operations was €1.45 compared to €0.10 a year earlier.

•	Net income was a negative €74 million due to non-operating items in discontinued operations, including approximately €1.0 billion in tax expense related to the carve-out of Siemens VDO Automotive. EPS was a negative €0.17 compared to a positive €0.10 a year earlier.

•	Siemens continued to grow more than twice as fast as global GDP. Revenue was up 9% compared to the prior-year quarter, at €20.201 billion, and orders climbed 21%, to €21.328 billion.

•	Free cash flow rose to €2.553 billion for the quarter, on higher income from continuing operations and a substantial improvement in net working capital year-over-year.

•	Siemens announced plans for a €10 billion share repurchase program, and proposed a dividend for fiscal 2007 of €1.60 per share compared to €1.45 per share in the prior year.
“The fourth quarter demonstrates the kind of quality growth Siemens can generate,” said Siemens CEO Peter Löscher. “We expanded our business in all regions of the world, and all our operating Groups reached their Fit 4 2010 target margin ranges. This success in turn produced a strong increase in free cash flow. Net income was significantly impacted by tax expense related to the carve-out of Siemens VDO Automotive.”
“At the corporate level, one of our plans for the year ahead is to make our balance sheet more efficient. We are therefore announcing a capital structure target ratio based on net industrial debt and EBITDA. To meet this midterm target, we are taking advantage of our strong cash position to return value to shareholders through a share buyback program, which we will conduct over the next three years up to a total of approximately €10 billion. Ultimately, we believe that a more efficient capital structure will strengthen EPS growth while ensuring cost-effective access to capital as well as strategic flexibility.”
“Operationally, we expect more quality growth in fiscal 2008. Specifically, we anticipate volume growth that is twice as high as the rate of global GDP growth, and that our operating profit will grow at least twice as fast as our volume. Siemens remains very well positioned in dynamic world markets for solutions in industry, energy, and healthcare.”

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Income and Group Profit
Group profit from Operations climbed on higher profitability and rising revenue. With increased operating leverage from improved cost structures and successful acquisitions in recent quarters, the Groups in Operations benefited substantially from higher revenue worldwide. The result was €1.990 billion in Group profit, compared to €749 million in the fourth quarter a year earlier. All nine Groups within Operations posted significantly higher Group profit and profit margins year-over-year.
Income from continuing operations was up strongly year-over-year. Substantially higher Group profit from operations resulted in a strong increase in income from continuing operations, which climbed to €1.394 billion from €139 million in the prior-year period. Earnings per share (EPS) from continuing operations rose to €1.45 compared to €0.10 a year earlier. Financing & Real Estate and Corporate Treasury generated €119 million in income before income tax in the quarter, compared to €129 million in the prior-year period.
Net income was adversely affected by non-operating items in discontinued operations. Discontinued operations reduced net income by €1.468 billion in the fourth quarter, in large part because of the inclusion of Siemens VDO Automotive (SV) pending the close of its sale to Continental AG. Siemens recorded approximately €1.0 billion in tax expense associated with the SV carve-out. Other non-operating effects in discontinued operations include a penalty of €201 million imposed by German authorities in ending their investigation of past misconduct at the former Communications Group (Com). As a result, net income was a negative €74 million for the quarter compared to a positive €148 million in the prior-year period. Basic and diluted EPS for the current period were €(0.17) and €(0.19), respectively. A year earlier, both basic and diluted EPS in the fourth quarter were €0.10.
Orders and Revenue
Siemens delivered strong organic growth with excellent regional balance. With significant operations in all major regions and countries of the world, Siemens benefited strongly from favorable macroeconomic conditions in the fourth quarter. Revenue rose 9% compared to the prior-year period, to €20.201 billion, and orders climbed 21%, to €21.328 billion. On an organic basis, excluding the net effect of currency translation and portfolio transactions, revenue rose 8% year-over-year and orders climbed 19%. Growth in the Asia-Pacific region remained robust, with revenue up 19% and orders up 62%. Europe (including Germany) also had a strong quarter, with 7% growth in revenue and 26% growth in orders. The region comprised of Africa, the Near and Middle East and the Commonwealth of Independent States (C.I.S.) posted 19% revenue growth and accounted for nearly 10% of Siemens’ revenue in the fourth quarter. These above-mentioned regions more than made up for slower growth in the Americas, where market conditions in the U.S. changed significantly compared to the prior-year quarter. Revenue and orders in the Americas each grew 6% year-over-year despite strong adverse currency effects, partly offset by new revenue from acquisitions between the periods under review.
Cash and Return on Capital Employed (ROCE)
The cash conversion rate for the quarter was well above target. Free cash flow from continuing operations for the fourth quarter was €2.553 billion, up from €963 million in the same quarter a year earlier. This increase was driven by substantially higher income from continuing operations compared to the prior-year period, as well as higher cash inflows resulting from net working capital. The resulting cash conversion rate for the quarter was 1.83, well above the target rate of 0.92.
ROCE for fiscal 2007 was 12.7%. A year earlier, Siemens’ ROCE was 9.6%. ROCE development in fiscal 2008 will be affected by a substantial increase in capital employed, stemming from major acquisitions completed or announced in fiscal 2007. Siemens’ medium-term target for ROCE remains 14-16%.

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Legal and regulatory matters in the fourth quarter
The Munich district court imposed a fine of €201 million on Siemens, marking the end of the investigation at Com by the Munich Office of Public Prosecution insofar as it relates to Siemens AG. Siemens recorded the fine in the fourth quarter of fiscal 2007. In addition Siemens reached a final settlement with German tax authorities regarding questionable payments made under Business Consulting Agreements (BCAs), under other agreements with third-party intermediaries, and to other parties in fiscal years 2000-2006. A total of €449 million in questionable payments at Com have been determined to be non-deductible, resulting in a tax charge of €179 million. Siemens previously recorded €168 million for tax charges in its consolidated financial statements for fiscal 2006, corresponding to non-deductible payments of €417 million.
During the fourth quarter of fiscal 2007, Siemens substantially completed its analysis of the tax deductibility of questionable payments at Groups other than Com and in regional companies, also for fiscal years 2000-2006. This analysis identified in fiscal 2007 an additional €857 million in non-tax-deductible payments. Accordingly, Siemens recorded additional income tax expense of €339 million and adjusted corresponding amounts in prior periods in the consolidated financial statements for fiscal 2007. The majority of the tax total relates to payments prior to fiscal 2005, which reduces shareholders’ equity as of October 1, 2004. There is no impact from these tax charges on Siemens’ income statement for fiscal 2007.
Taking continuing operations and discontinued operations together, expenses for outside advisors engaged by Siemens in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities amounted to €159 million in the fourth quarter and €347 million in fiscal 2007. More detailed information regarding compliance matters is provided in the document “Legal Proceedings.”
Operations in fiscal 2007
Automation and Drives (A&D): Robust Global Growth and Operating Leverage

	Fourth quarter ended September 30,				Fiscal year ended September 30,
			% Change				% Change
(€ in millions)	2007	2006	Actual	Adjusted*	2007	2006	Actual	Adjusted**
Group profit	607	427	42%		2,090	1,575	33%
Group profit margin	13.8%	11.8%			13.6%	12.1%

Revenue	4,403	3,609	22%	16%	15,389	13,041	18%	16%
New orders	4,351	3,520	24%	18%	16,794	14,312	17%	16%

*	Excluding currency translation effects of (1)% on revenue and orders, and portfolio effects of 7% on revenue and orders.

**	Excluding currency translation effects of (2)% on revenue and orders, and portfolio effects of 4% and 3% on revenue and orders, respectively.
A&D completed an excellent year with an outstanding fourth quarter. Group profit for the final three months jumped 42% compared to the prior-year quarter, to €607 million. The Large Drives, Mechanical Drives and Motion Control Systems divisions all demonstrated strong operating leverage with expanded revenue, resulting in significantly increased earnings. Purchase price accounting (PPA) effects associated with the Group’s acquisitions of UGS Corp. (in May 2007) and Flender Holding GmbH (in fiscal 2005) sliced €63 million from Group profit, and A&D posted an additional €12 million in integration costs. These negative impacts together took 170 basis points from Group profit margin for the quarter. Revenue for A&D overall reached a new quarterly high, at €4.403 billion. Orders rose even faster, climbing 24% to €4.351 billion. A&D generated its topline growth on a worldwide basis. Revenue rose 32% in Asia-Pacific, 26% in Germany, 20% in Europe outside Germany and 16% in the Americas. These results include new volume from UGS, a leading provider of product lifecycle management (PLM) software which A&D acquired to complement and extend its existing software capabilities.

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This business got off to a good start within A&D, launching its technology integration and winning new customers for the Group.
On a full-year basis, A&D increased its Group profit 33%, to €2.090 billion. The Group gained operating leverage on rising volume, and profitability increased year-over-year even though €143 million in PPA effects and €23 million in integration costs clipped 110 basis points from Group profit margin. Revenue for fiscal 2007 climbed 18% to €15.389 billion, and orders rose 17% to €16.794 billion. Topline growth was geographically broad-based and benefited from the UGS acquisition.
Industrial Solutions and Services (I&S): Groupwide Increase in Profitability

	Fourth quarter ended September 30,				Fiscal year ended September 30,
			% Change				% Change
(€ in millions)	2007	2006	Actual	Adjusted*	2007	2006	Actual	Adjusted**
Group profit	130	61	113%		415	282	47%
Group profit margin	5.2%	2.5%			4.7%	3.2%

Revenue	2,500	2,477	1%	2%	8,894	8,819	1%	3%
New orders	2,168	2,129	2%	3%	10,161	9,025	13%	15%

*	Excluding currency translation effects of (2)% on revenue and orders, and portfolio effects of 1% on revenue and orders.

**	Excluding currency translation effects of (3)% on revenue and orders, and portfolio effects of 1% on revenue and orders.
I&S closed fiscal 2007 with its strongest quarter of the year, more than doubling Group profit to €130 million. Earnings and profitability improved in all divisions compared to the prior-year quarter, most notably in the industrial services, water, and oil and gas businesses. As a result, the Group added 270 basis points to its quarterly Group profit margin. Industry-wide resource constraints and lower revenue in the postal automation business held back topline growth, as revenue rose to €2.500 billion and orders increased to €2.168 billion.
Full-year results for I&S showed similar trends, including sharply higher Group profit on restrained growth in revenue. Group profit climbed to €415 million, a 47% increase year-over-year, and both earnings and margins improved throughout the Group. Revenue for I&S overall was up 1% year-over-year, at €8.894 billion. Strong demand in the Americas and Asia-Pacific helped take orders up 13%, to €10.161 billion, for a book-to-bill ratio of 1.14 for the full fiscal year.
Siemens Building Technologies (SBT): Profiting From Higher-Margin Business

	Fourth quarter ended September 30,				Fiscal year ended September 30,
			% Change				% Change
(€ in millions)	2007	2006	Actual	Adjusted*	2007	2006	Actual	Adjusted**
Group profit	102	77	32%		354	223	59%
Group profit margin	7.5%	5.5%			7.0%	4.6%

Revenue	1,353	1,403	(4)%	(1)%	5,062	4,796	6%	8%
New orders	1,331	1,402	(5)%	(2)%	5,350	5,235	2%	5%

*	Excluding currency translation effects of (3)% on revenue and orders.

**	Excluding currency translation effects of (3)% and (4)% on revenue and orders, respectively, and portfolio effects of 1% on revenue and orders.
SBT delivered its highest quarterly Group profit of the year in the fourth quarter, at €102 million, and also added more than 200 basis points to Group profit margin compared to the prior-year period. These results demonstrate the Group’s focus on reducing costs, improving execution and winning higher-margin business.

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This trend was most evident in SBT’s building automation business, which more than doubled profitability compared to the same quarter a year earlier. For SBT as a whole, more selective order intake was evident in revenue of €1.353 billion, a modest decline compared to the prior-year quarter. Orders of €1.331 billion came in 5% below the fourth quarter a year ago. Key factors in this result included adverse currency translation effects and a slowdown in the U.S., which pulled U.S. orders down 15% year-over-year.
SBT’s progress was even more substantial on a full-year basis, with Group profit jumping 59% year-over-year, to €354 million. Earnings and margins rose on a Groupwide basis, building a 240 basis point increase in Group profit margin. The Group’s fire safety and heating, ventilation and air conditioning businesses made the largest contributions to Group Profit. Revenue rose 6% year-over-year, to €5.062 billion, and orders of €5.350 billion came in 2% higher than the prior period.
Osram: Sustained Growth and Profitability

	Fourth quarter ended September 30,				Fiscal year ended September 30,
			% Change				% Change
(€ in millions)	2007	2006	Actual	Adjusted*	2007	2006	Actual	Adjusted**
Group profit	128	86	49%		492	456	8%
Group profit margin	10.6%	7.7%			10.5%	10.0%

Revenue	1,203	1,110	8%	12%	4,690	4,563	3%	7%
New orders	1,203	1,110	8%	12%	4,690	4,563	3%	7%

*	Excluding currency translation effects of (4)% on revenue and orders.

**	Excluding currency translation effects of (4)% on revenue and orders.
Osram posted Group profit of €128 million in the fourth quarter of fiscal 2007, with broad-based increases in earnings and margins. Group profit in the prior year included higher severance charges. Revenue and orders rose 8% to €1.203 billion for the quarter, including high demand for energy-efficient lighting solutions.
For the full year, Osram’s Group profit rose 8% to €492 million. Along with strength in general lighting, Osram also benefited from higher earnings in its optical semiconductors business. Broad-based demand throughout the Group took revenue and orders up to €4.690 billion for the fiscal year. Excluding negative currency translation effects, revenue and orders grew 7% compared to the prior year.
Transportation Systems (TS): Improved Earnings and Margins

	Fourth quarter ended September 30,				Fiscal year ended September 30,
			% Change				% Change
(€ in millions)	2007	2006	Actual	Adjusted*	2007	2006	Actual	Adjusted**
Group profit	62	19	226%		191	72	165%
Group profit margin	5.1%	1.3%			4.3%	1.6%

Revenue	1,212	1,446	(16)%	(12)%	4,452	4,493	(1)%	2%
New orders	2,189	743	195%	202%	4,780	6,173	(23)%	(20)%

*	Excluding currency translation effects of (1)% on revenue and orders, and portfolio effects of (3)% and (6)% on revenue and orders, respectively.

**	Excluding currency translation effects of (1)% on revenue and orders, and portfolio effects of (2)% on revenue and orders.
Group profit at TS in the fourth quarter rose to €62 million on broad-based increases in earnings and margins led by the Rail Automation division. Revenue of €1.212 billion came in below the level of the prior-year period.

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Fourth-quarter orders of €2.189 billion were nearly triple the level of the same period a year ago, driven by major contract wins in Austria, The Netherlands, the U.K., and China.
For the full year, Group profit of €191 million at TS benefited from a net gain of €76 million on the sale of the Group’s locomotive leasing business. Earnings and margins rose on a Group-wide basis except for the mass transit business, which took charges related to its Combino railcar and posted a larger loss than in the prior year. Revenue of €4.452 billion came close to the prior-year level despite a decline in revenue in the mass transit business. Orders of €4.780 billion reflect a significantly lower level of large orders for the Group as a whole in the second and third quarters.
Power Generation (PG): Margin Improvement in High-Growth Markets

	Fourth quarter ended September 30,				Fiscal year ended September 30,
			% Change				% Change
(€ in millions)	2007	2006	Actual	Adjusted*	2007	2006	Actual	Adjusted**
Group profit	358	122	193%		1,147	779	47%
Group profit margin	10.1%	4.2%			9.4%	7.7%

Revenue	3,533	2,924	21%	21%	12,194	10,086	21%	20%
New orders	4,012	2,738	47%	46%	17,988	12,532	44%	43%

*	Excluding currency translation effects of (3)% and (2)% on revenue and orders, respectively, and portfolio effects of 3% on revenue and orders.

**	Excluding currency translation effects of (3)% on revenue and orders, and portfolio effects of 4% on revenue and orders.
PG combined increased profitability with strong revenue growth to generate €358 million in fourth-quarter Group profit, well above the prior-year period. PG’s fossil power generation, fossil services, industrial and wind businesses all contributed significantly higher earnings year-over-year. Both periods under review included charges at major projects and negative equity investment income. With significant offsetting effects in the current quarter, Group profit margin was representative of PG’s underlying performance. In contrast, Group profit margin in the prior-year quarter lost more than 500 basis points due to the factors mentioned above. Equity investment income related to Areva was a negative €37 million compared to a negative €52 million in the prior-year quarter. Demand for PG’s power generation solutions was evident in revenue of €3.533 billion, 21% higher than in the prior-year quarter, and orders of €4.012 billion, up 47%. The fossil, wind and industrial businesses all contributed strong growth and major contract wins, including fuel-efficient combined-cycle power plants in Europe and Asia-Pacific and large wind power projects in Europe, Asia-Pacific and the U.S. PG expects continued volatility in equity investment earnings in coming quarters.
For the full fiscal year, Group profit at PG climbed 47%, to €1.147 billion. All businesses in PG’s portfolio generated strong growth in earnings and profitability, including a significant rise in earnings in the fossil services business and a sharply higher 9.5% margin in the wind power business, where earnings more than doubled. Charges at major projects, negative equity investment income and offsetting effects took 60 net basis points from Group profit margin in fiscal 2007, compared to 230 net basis points a year earlier. Equity investment income related to Areva was a negative €45 million in fiscal 2007 compared to a negative €27 in the prior year. Demand was well-balanced both regionally and among PG’s divisions. Fiscal 2007 revenue rose to €12.194 billion, 21% higher than in the prior fiscal year, and orders surged 44%, to €17.988 billion. These fiscal 2007 contract wins are expected to increase the earnings quality of PG’s order backlog as older, lower-margin orders are converted to revenue in coming quarters.

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Power Transmission and Distribution (PTD): Maintaining Momentum in Growth and Profitability

	Fourth quarter ended September 30,				Fiscal year ended September 30,
			% Change				% Change
(€ in millions)	2007	2006	Actual	Adjusted*	2007	2006	Actual	Adjusted**
Group profit	225	54	317%		650	315	106%
Group profit margin	9.9%	2.9%			8.5%	4.8%

Revenue	2,283	1,839	24%	25%	7,689	6,509	18%	21%
New orders	1,882	1,683	12%	14%	9,896	8,028	23%	27%

*	Excluding currency translation effects of (1)% and (2)% on revenue and orders, respectively.

**	Excluding currency translation effects of (3)% and (4)% on revenue and orders, respectively.
PTD completed a year of continuous earnings improvement with Group profit of €225 million for the fourth quarter. Group profit margin benefited from €25 million in hedging effects not qualifying for hedge accounting. For comparison, the prior-year result included restructuring charges. Higher revenue enabled all divisions within PTD to increase their earnings, and the Group achieved its best quarterly Group profit margin of the year. In a strong global market for secure, high-efficiency power transmission and distribution, PTD delivered revenue of €2.283 billion, up 24% from the prior-year quarter. Orders for the quarter rose 12% above the prior-year level, to €1.882 billion, including a major order in the U.S.
PTD’s full-year results follow the same trends as in the fourth quarter. Group profit more than doubled, to €650 million, on improving margins and higher revenue. Revenue rose 18% year-over-year, to €7.689 billion, while orders climbed 23%, to €9.896 billion. Among numerous major orders were large new contracts in the Middle East and China, taking PTD’s full-year book-to-bill ratio up to 1.29.
Medical Solutions (Med): Strong Profit Growth From An Integrated Diagnostics Supplier

	Fourth quarter ended September 30,				Fiscal year ended September 30,
			% Change				% Change
(€ in millions)	2007	2006*	Actual	Adjusted**	2007	2006*	Actual	Adjusted***
Group profit	380	266	43%		1,323	988	34%
Group profit margin	13.3%	11.3%			13.4%	12.0%

Revenue	2,848	2,359	21%	6%	9,851	8,227	20%	6%
New orders	2,999	2,994	0%	(11)%	10,271	9,334	10%	(2)%

*	Group profit has been adjusted. For further information see the document “Legal Proceedings.”

**	Excluding currency translation effects of (4)% on revenue and orders, and portfolio effects of 19% and 15% on revenue and orders, respectively.

***	Excluding currency translation effects of (5)% on revenue and orders, and portfolio effects of 19% and 17% on revenue and orders, respectively.
Group profit at Med in the fourth quarter jumped 43% compared to the prior-year quarter, to €380 million, and Group profit margin for the quarter rose to 13.3%. These results demonstrate the competitive strength and international success of Med’s diagnostics imaging businesses, which increased their profitability compared to the prior-year period despite continuing market pressure in the U.S., including effects from the U.S. Deficit Reduction Act (DRA). This enabled Med to more than offset the loss of 270 basis points from Group profit margin due to PPA effects of €21 million and integration costs of €55 million stemming from two major acquisitions. The companies acquired, Diagnostic Products Corp. (late in fiscal 2006) and a division of Bayer AG (in the second quarter of fiscal 2007), have been combined into Med’s new Diagnostics division for in-vitro diagnostic solutions. Revenue for the fourth quarter rose 21%, year-over-year, to €2.848 billion, including substantial new volume from the Diagnostics division.

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Orders were level at €2.999 billion, as Med compensated for the tightening in the U.S. imaging market with its Diagnostics division and growth in other regions. The Group’s acquisition of Dade-Behring Holdings, Inc. closed on November 6, 2007, and will result in further integration costs in coming quarters.
Med’s results for the full year showed similar development as in the fourth quarter. Group profit climbed 34%, to €1.323 billion, primarily due to higher earnings and profit margins in the diagnostics imaging businesses. Equity investment income in the current year benefited from a €23 million gain on the sale of a portion of Med’s stake in a joint venture, Draeger Medical AG & Co. KG, and rose to €60 million for the year compared to €27 million a year earlier. These factors partly offset PPA effects of €91 million and integration costs from acquisitions of €84 million, which took 180 basis points from Group profit margin. Revenue of €9.851 billion and orders of €10.271 billion were up 20% and 10%, respectively, primarily as a result of the acquisitions in in-vitro diagnostics.
Siemens IT Solutions and Services (SIS): Solid Improvement

	Fourth quarter ended September 30,				Fiscal year ended September 30,
			% Change				% Change
(€ in millions)	2007	2006	Actual	Adjusted*	2007	2006	Actual	Adjusted**
Group profit	80	(230)			252	(731)
Group profit margin	5.6%	(16.2)%			4.7%	(12.8)%

Revenue	1,438	1,424	1%	2%	5,360	5,693	(6)%	5%
New orders	1,595	1,266	26%	27%	5,156	5,574	(7)%	5%

*	Excluding portfolio effects of (1)% on revenue and orders.

**	Excluding currency translation effects of (1)% on revenue and orders, and portfolio effects of (10)% and (11)% on revenue and orders, respectively.
SIS posted €80 million in Group profit and a Group profit margin of 5.6% in the fourth quarter, benefiting from an improved cost structure following €180 million in severance charges in the prior-year period. Revenue rose modestly compared to the prior-year quarter, to €1.438 billion. Orders jumped 26%, to €1.595 billion on strong growth in Europe.
Fiscal 2007 was the first year of operation for SIS, which combines the former Siemens Business Services (SBS) Group with other strategic IT activities within Siemens. Results for SIS are stated on a retroactive basis, to provide a meaningful comparison with prior periods. Group profit for the fiscal year was €252 million, while in the prior year €576 million in severance charges contributed to a substantial loss. Revenue and orders of €5.360 billion and €5.156 billion, respectively, came in lower than the prior-year totals due to the divestment of the Group’s Product Related Services (PRS) business halfway through fiscal 2006. On an organic basis, sales and orders were up 5% year-over-year.
Strategic Equity Investments (SEI)
SEI includes results at equity from three companies in which Siemens holds a strategic equity stake: Nokia Siemens Networks B.V. (NSN), BSH Bosch und Siemens Hausgeräte GmbH (BSH), and Fujitsu Siemens Computers (Holding) B.V. (FSC). SEI posted a loss of €11 million in the fourth quarter compared to a €75 million gain in the same period a year earlier. The change year-over-year was due largely to NSN, which became part of SEI results following its formation in the third quarter. Restructuring and integration programs resulted in €86 million in charges at NSN in the fourth quarter. As a result, Siemens incurred an equity investment loss of €58 million related to NSN.
For the full year, SEI overall recorded an equity investment loss of €161 million despite a positive €268 million from BSH and FHC. In the prior year, which does not include NSN, SEI posted equity investment income of €225 million.

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In the current year, NSN took €991 million in charges including €646 million for severance. As a result, Siemens’ equity investment income related to NSN was a negative €429 million in fiscal 2007.
Other Operations
Other Operations consist of centrally held operating businesses not related to a Group, including Siemens Home and Office Communication Devices (SHC) and, in fiscal 2006, the distribution and industry logistics (Dematic) businesses carved out of the former Logistics and Assembly Systems Group. The result of Other Operations in the fourth quarter was a negative €71 million compared to a negative €208 million in the same period a year earlier. SHC took a small loss in the current quarter, while the prior-year quarter includes a more significant operating loss at Dematic plus a loss on the sale of the Dematic businesses. Other Operations also includes centrally carried regional costs not allocated to the Groups, totaling €45 million in the current quarter compared to €63 million in the prior-year period. Revenue for Other Operations declined to €663 million for the quarter from €1.012 billion in the prior-year period, due primarily to the divestment.
Results for fiscal 2007 followed a similar pattern. Other Operations improved to a negative €193 million compared to a negative €317 million in fiscal 2006. SHC contributed €13 million in profit for the year, while the Dematic business posted a loss of €159 million a year earlier. Centrally carried regional costs not allocated to the Groups totaled €96 million in the current period, up from €59 million in the prior year. In addition, fiscal 2007 included an impairment of €52 million at a regional payphone company in Europe. Revenue for Other Operations for the full year was €2.884 billion, down from €3.944 billion primarily due to the Dematic divestment. Within these totals, sales at SHC remained stable near €790 million.
Corporate items, pensions and eliminations
Corporate items, pension and elimination totaled a negative €451 million in the fourth quarter, compared to a negative €493 million in the prior-year quarter. This improvement was due to centrally carried pension expense, which was a positive €39 million compared to a negative €45 million in the same quarter a year earlier. Corporate items increased year-over-year to a negative €484 million compared to a negative €462 million in the prior-year period. This change includes €85 million in the current quarter for outside advisors related to legal and regulatory matters mentioned above, as well as €108 million related to Siemens’ regional sales organization in Germany, primarily including an impairment.
For the full year, Corporate items, pensions and eliminations was a negative €1.672 billion compared to a negative €527 million in the prior year. Corporate items was the primary factor in the change year-over-year, increasing to a negative €1.728 billion from a negative €553 million in fiscal 2006. Costs related to major legal and regulatory matters totaled €843 million in the current period. Within this figure, major impacts included €440 million stemming from sanctions on major suppliers of gas-isolated switchgear, €152 million in expenses related to compliance mentioned earlier, and €81 million in funding primarily for job placement companies for former Siemens employees affected by the bankruptcy of BenQ Mobile GmbH & Co. OHG (BenQ). Corporate items also included higher expenses related to a major asset retirement obligation. Finally, the full year also includes the €108 million mentioned above for the fourth quarter. A year earlier, Corporate items benefited from a €95 million gain on the sale of an investment, as well as €70 million in positive effects from settlement of an arbitration proceeding.
Financing and Real Estate
Siemens Financial Services (SFS)

	Fourth quarter ended September 30,			Fiscal year ended September 30,
(€ in millions)	2007	2006	% Change	2007	2006	% Change
Income before income taxes	52	120	(57)%	329	306	8%

Total assets				8,912	10,543	(15)%

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Income before income taxes (IBIT) at SFS was €52 million compared to €120 million in the fourth quarter a year earlier. The prior-year quarter benefited strongly from a special dividend related to an investment in the Equity division. On a full-year basis, IBIT rose to €329 million from €306 million in fiscal 2006, including gains on sales of shares in the Equity division and special dividends resulting from divestment gains by a company in which SFS holds an equity position. IBIT in the prior period included the special dividend mentioned above. Total assets declined compared to the end of fiscal 2006, due to a significant reduction in accounts receivable related to the carve-out of SV and the transfer of carrier activities into NSN.
Siemens Real Estate (SRE)

	Fourth quarter ended September 30,			Fiscal year ended September 30,
(€ in millions)	2007	2006	% Change	2007	2006	% Change
Income before income taxes	48	13	269%	228	115	98%

Revenue	435	446	(2)%	1,686	1,705	(1)%

Total assets				3,091	3,221	(4)%

Income before income taxes at SRE was €48 million in the fourth quarter, which benefited from higher gains on sales of real estate. Income before income taxes for the full year was €228 million, compared to €115 million in the prior year. A year earlier, SRE’s results included significantly higher vacancy charges and a lower level of real estate disposals.
Eliminations, reclassifications and Corporate Treasury
Income before income taxes from eliminations, reclassifications and Corporate Treasury was €19 million in the fourth quarter, compared to a negative €4 million in the prior-year period. The current quarter included beneficial effects at Corporate Treasury from Siemens’s repurchase of outstanding notes from a €2.5 billion convertible bond issued in June 2003. On a full-year basis, IBIT from eliminations, reclassifications and Corporate Treasury was €153 million compared to a negative €18 million in fiscal 2006. The difference is due mainly to negative net effects in the prior year from a mark-to-market valuation of a cash settlement option associated with the convertible bond.
Income and earnings per share in fiscal 2007
Net income for Siemens in fiscal 2007 was €4.038 billion, a 21% increase compared to €3.345 billion in the same period a year earlier. Basic and diluted EPS were €4.24 and €4.10, respectively, compared to €3.52 and €3.51, respectively, in fiscal 2006. Net income in fiscal 2007 rose even as income from discontinued operations fell to €129 million from €703 million in fiscal 2006. More detail on discontinued operations is included below. Income from continuing operations for the year was €3.909 billion, 48% higher than €2.642 billion in fiscal 2006. Basic and diluted EPS on a continuing basis were €4.13 and €3.99, respectively, compared to €2.78 and €2.77 a year earlier.
Strong operating performance was the primary driver of higher income from continuing operations. Group profit from Operations rose 70% year-over-year to €6.560 billion, even with negative equity investment income of €429 million related to NSN. All Groups in Operations increased their Group profit and Group profit margin on a full-year basis. SIS benefited strongly from severance programs totaling €576 million in fiscal 2006, recording Group profit of €252 million for the year compared to a loss of €731 million in the prior year.
Rapid growth in Group profit more than offset a significant increase in Corporate items, pensions and eliminations year-over-year, which rose from a negative €527 in fiscal 2006 to a negative €1.672 billion in the current year. The change was due primarily to the €843 million in costs for major legal and regulatory matters mentioned above in Corporate items.

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Earnings at Financing and Real Estate rose to €557 million for fiscal 2007, from €421 million a year earlier. Corporate Treasury activities contributed earnings of €153 million compared to a loss of €18 million in the same period a year earlier, which includes a €143 million net negative effect related to a cash settlement option related to the €2.5 billion convertible bond.
Discontinued Operations in the fourth quarter and fiscal 2007
Discontinued operations include Com activities that remained within Siemens after the transfer of carrier assets into NSN at the beginning of the third quarter, and also the operations of SV, which is held for disposal pending the closing of its sale to Continental. SV is included within discontinued operations on a retroactive basis, to provide a meaningful comparison with prior periods.
In the fourth quarter, discontinued operations reduced net income by €1.468 billion compared to a contribution to net income of €9 million in the same quarter a year earlier. The difference is due primarily to SV, which had approximately €1.0 billion in tax expense related to its carve-out. This led to a negative result of €861 million at SV activities for the quarter despite Group profit of €143 million. The prior-year result was a €77 million contribution to net income from SV activities. The result for Com activities was a negative €588 million compared to a negative €25 million in the prior-year period. The difference is due mainly to non-operating factors in the current quarter. The largest of these is the €201 million fine imposed by German authorities as discussed earlier. In addition, a non-cash, pretax, preliminary gain of approximately €1.7 billion generated by the transfer of Com assets into NSN was adjusted to approximately €1.6 billion in the fourth quarter, and the enterprise network business within discontinued operations took an impairment of €64 million. On an operating basis, Com activities posted losses of €115 million in the current quarter and €113 million in the prior-year period, which included €235 million in severance charges.
For fiscal 2007, income from discontinued operations contributed €129 million to net income, compared to €703 million a year earlier. Contribution to net income from SV activities was a negative €550 million compared to a positive €410 million in fiscal 2006. This swing was due to the approximately €1.0 billion in tax expense mentioned above as well as interest expense and closing costs related to the carve-out. Full-year results at Com-related activities contributed positively in both the current and prior year, with €765 million and €357 million, respectively. The current-year result was higher primarily due to the €1.6 billion NSN gain mentioned above. This gain was partly offset by €567 million in impairments at the enterprise networking business, the €201 million penalty mentioned above, and €104 million in other costs related to legal and regulatory matters. The remainder of the change year-over-year is due to an operating loss in the current year compared to operating profit at Com a year earlier. While the profitable carrier activities were included for all of fiscal 2006, they were transferred out of discontinued operations and into NSN midway through fiscal 2007. Effects related to BenQ reduced net income by €86 million and €64 million, respectively, in fiscal 2007 and fiscal 2006.
Order and revenue trends in fiscal 2007

	New Orders (location of customer)
			% Change
			vs. previous year		therein
(€ in millions)	2007	2006	Actual	Adjusted*	Currency	Portfolio
Germany	13,562	12,782	6%	5%	0%	1%
Europe (other than Germany)	26,648	22,351	19%	18%	0%	1%
Americas	22,831	20,202	13%	18%	(9)%	4%
Asia-Pacific	13,291	11,250	18%	19%	(3)%	2%
Africa, Near and Middle East, C.I.S.**	7,584	8,359	(9)%	(7)%	(3)%	1%

Siemens	83,916	74,944	12%	13%	(3)%	2%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.

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Siemens booked €83.916 billion in new orders in fiscal 2007. This 12% rise compared to fiscal 2006 resulted in a book-to-bill ratio of 1.16 for the year. Europe outside Germany and the Americas were the two largest regions by volume, followed by Germany and Asia Pacific. Europe outside Germany showed the fastest growth of any region, with a 19% increase to €26.648 billion for the year led by strong demand at PG, Med, PTD and A&D and numerous large new contracts. Orders in Germany were €13.562 billion, up 6% including strong contributions from A&D, PG and TS.
In the Americas region, orders rose 13% compared to fiscal 2006, to €22.831 million, despite considerable weakening of the U.S. dollar against the euro during the year. Continuing demand for energy solutions at PG, and for industrial automation solutions at A&D and I&S, more than compensated for industry, market and currency conditions that led to reported reductions in orders in the U.S. at Med, Osram and SBT. As a result, the U.S. share of orders in the region fell to 73% compared to 78% in fiscal 2006. On an organic basis, excluding the net effect of portfolio transactions and unusually strongly negative currency translation effects, orders were up 18% in the Americas overall.
Orders in Asia-Pacific came in at €13.291 billion, 18% higher than in the prior year, with PG, A&D, PTD, Med and I&S all winning at least 20% more new business in the region compared to fiscal 2006. Orders in China and India grew at 12% and 15% respectively, and accounted for 52% of new Asia-Pacific orders during fiscal 2007. A year earlier, their combined share was 54%. New orders in the Africa, Near and Middle East, C.I.S. region came in 9% lower year-over-year, at €7.584 billion, primarily because the prior year included a very large order at TS for both trains and maintenance in Russia. For the region as a whole, PTD, A&D and Osram saw double-digit order growth for the current period.

	Revenue (location of customer)
			% Change
			vs. previous year		therein
(€ in millions)	2007	2006	Actual	Adjusted*	Currency	Portfolio
Germany	12,594	12,382	2%	2%	0%	0%
Europe (other than Germany)	22,801	20,489	11%	10%	0%	1%
Americas	19,321	18,371	5%	9%	(8)%	4%
Asia-Pacific	10,937	9,457	16%	18%	(3)%	1%
Africa, Near and Middle East, C.I.S.**	6,795	5,788	17%	19%	(3)%	1%

Siemens	72,448	66,487	9%	10%	(3)%	2%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.
Revenue for fiscal 2007 totaled €72.448 billion, a 9% increase compared to fiscal 2006. Revenue in Europe outside Germany rose 11% year-over-year, to €22.801 billion, with A&D, PG and Med leading the increase. Revenue growth was more restrained in the Americas for the reasons mentioned above, coming in 5% higher than in fiscal 2006 at €19.321 billion. Energy, automation and medical solutions were the highlights for the Americas overall as well as for the U.S., which accounted for 77% of the region’s revenue for the year. Brazil contributed 21% growth. On an organic basis, revenue for the Americas climbed 9% year-over-year.
Revenue grew more rapidly in Asia-Pacific, reaching €10.937 billion on a 16% rise. Revenue in China was up 13%, as A&D, PG and TS converted major orders from prior periods into current business. While the majority of Groups booked more sales in China than in India, revenue for India jumped 62% year-over-year from a smaller base and every operating Group posted double-digit increases. Together China and India accounted for 53% of Asia-Pacific revenue, up from 50% in fiscal 2006. The Africa, Near and Middle East, C.I.S. region saw 17% growth compared to the prior year, benefiting from large infrastructure orders in prior years. Most Groups posted double-digit increases in the region, with Siemens’ energy businesses accounting for 63% of the total volume of €6.795 billion.

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Cash flows and cash conversion rate for the fourth quarter
Operating activities provided net cash of €3.352 billion in the fourth quarter of fiscal 2007. Discontinued operations used net cash of €241 million, including €640 million in tax payments related to the divestment of SV. A year earlier, operating activities in the fourth quarter provided net cash of €2.800 billion, with discontinued operations providing €737 million of the total.
Investing activities used net cash of €1.181 billion in the fourth quarter of fiscal 2007, down from €3.231 billion in the prior-year period. Continuing operations were the primary factor in the change year-over-year. Discontinued operations used net cash of €402 million in the current quarter and €298 million in the prior-year period.

				SFS, SRE and
				Corporate
Continuing operations		Operations		Treasury *		Siemens
		Fourth quarter ended September 30,
(€ in millions)		2007	2006	2007	2006	2007	2006
Net cash provided by (used in):
Operating activities	A	3,246	1,867	347	196	3,593	2,063
Investing activities		(704)	(2,368)	(75)	(565)	(779)	(2,933)
Thereof: Additions to intangible assets and property, plant and equipment	B	(731)	(857)	(309)	(243)	(1,040)	(1,100)

Free cash flow **	A+B	2,515	1,010	38	(47)	2,553	963

*	Also includes eliminations and reclassifications.

**	Free cash flow from continuing operations is presented in the table “Segment information.”
On a continuing basis, net cash provided by operating activities within Operations rose strongly to €3.246 billion, from €1.867 billion in the fourth quarter a year earlier. This increase was driven by a substantially higher income from continuing operations compared to the prior-year period. Investing activities within Operations used net cash of €704 million in the fourth quarter. A year earlier, net cash used of €2.368 billion included a cash outflow of approximately €1.3 billion for the acquisition of Diagnostics Products Corp. Investing activities within Financing and Real Estate and Corporate Treasury used €75 million compared to cash used of €565 million in the prior year period, which included net investments in available-for-sale financial assets of €423 million.
Free cash flow from continuing operations for Siemens was €2.553 billion for the fourth quarter of fiscal 2007. The primary factors in the substantial increase year-over-year were higher Income from continuing operations and cash inflows resulting from changes in net working capital. The corresponding cash conversion rate for the quarter was 1.83, nearly double Siemens’ target rate of 0.92. For the full fiscal year, the cash conversion rate improved to 1.73 from 0.69 in fiscal 2006.
Funding status of pension plans
The funding status of Siemens’ principal pension plans on September 30, 2007, was an underfunding of approximately €1.0 billion compared to an underfunding of approximately €0.2 billion at the end of the third quarter of fiscal 2007. The increase in underfunding is primarily due to a decrease in the discount rate assumption at September 30, 2007, increasing Siemens’ defined benefit obligation, and furthermore due to the regular increase in the defined benefit obligation as a result of service and interest cost. Altogether this by far offset the positive effect on funding status due to the actual return on plan assets and employer contributions. The actual return on plan assets during the last three months amounted to €199 million. This represents a 3.5% return on an annualized basis, compared to the expected annual return of 6.5%.

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All figures are preliminary and unaudited. Reconciliation and Definitions of our Non-GAAP Measures are available on our Investor Relations website under www.siemens.com/ir, Financial Publications, Quarterly Reports.
This Earnings Release should be read in conjunction with information Siemens published today regarding legal proceedings. More detailed disclosure regarding legal proceedings is provided in the Annual Report.
IFRS Conversion
Beginning with the first quarter of fiscal 2007, Siemens prepares its primary financial reporting according to International Financial Reporting Standards (IFRS). For the years prior to fiscal 2007, Siemens prepared its primary financial reporting according to United States Generally Accepted Accounting Principles (U.S. GAAP). As part of its transition to IFRS, Siemens has published IFRS Consolidated Financial Statements for fiscal 2006 and fiscal 2005 as supplemental information to its U.S. GAAP figures. This document is available at www.siemens.com/ir, where you can also find a presentation explaining major differences between IFRS and U.S. GAAP in Siemens financial results.

Siemens AG Corporate Communications and Government Affairs Media Relations 80312 Munich	Reference number: AXX200711.10 e Wolfram Trost 80312 Munich Tel.: +49 89 636-34794; Fax: -32825 E-Mail: wolfram.trost@siemens.com

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SIEMENS
SEGMENT INFORMATION (continuing operations — preliminary and unaudited)
As of and for the three months ended September 30, 2007 and 2006
(in millions of €)

																	Additions to
																	intangible assets		Amortization,
					Intersegment						Net capital						and property, plant		depreciation and
	New orders		External revenue		revenue		Total revenue		Group profit(1)		employed(2)		Free cash flow(3)				and equipment		impairments(4)
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	9/30/07	9/30/06	2007		2006		2007	2006	2007	2006
Operations Groups
Siemens IT Solutions and Services (SIS)(5)	1,595	1,266	1,041	1,066	397	358	1,438	1,424	80	(230)	253	18	211		(11)		39	68	75	66
Automation and Drives (A&D)	4,351	3,520	3,901	3,179	502	430	4,403	3,609	607	427	7,026	3,837	809		470		168	182	131	80
Industrial Solutions and Services (I&S)	2,168	2,129	2,184	2,191	316	286	2,500	2,477	130	61	1,198	1,279	232		126		23	46	27	32
Siemens Building Technologies (SBT)	1,331	1,402	1,307	1,363	46	40	1,353	1,403	102	77	1,807	1,764	151		43		30	27	33	28
Power Generation (PG)	4,012	2,738	3,528	2,923	5	1	3,533	2,924	358	122	1,371	1,945	621		84		116	140	63	60
Power Transmission and Distribution (PTD)	1,882	1,683	2,093	1,697	190	142	2,283	1,839	225	54	1,865	1,701	391		84		59	71	31	32
Transportation Systems (TS)	2,189	743	1,204	1,436	8	10	1,212	1,446	62	19	(58)	111	97		(40)		22	48	17	19
Medical Solutions (Med)	2,999	2,994	2,833	2,330	15	29	2,848	2,359	380	266	8,234	4,975	518		316		123	97	120	102
Osram	1,203	1,110	1,199	1,107	4	3	1,203	1,110	128	86	1,994	1,976	164		132		90	104	70	66
Strategic Equity Investments (SEI)(6)	—	—	—	—	—	—	—	—	(11)	75	4,891	1,008	—		—		—	—	—	—
Other Operations	587	958	570	850	93	162	663	1,012	(71)	(208)	181	201	(45)		89		56	56	33	21

Total Operations Groups	22,317	18,543	19,860	18,142	1,576	1,461	21,436	19,603	1,990	749	28,762	18,815	3,149		1,293		726	839	600	506
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,219)	(1,217)	49	29	(1,505)	(1,361)	(1,456)	(1,332)	(451)	(493)	(3,536)	(6,392)	(634	)(7)	(283	)(7)	5	18	103	14
Other interest expense	—	—	—	—	—	—	—	—	(117)	(77)	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—	62,432	67,799	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	21,098	17,326	19,909	18,171	71	100	19,980	18,271	1,422	179	87,658	80,222	2,515		1,010		731	857	703	520

									Income before
									income taxes		Total assets
Financing and Real Estate Groups
Siemens Financial Services (SFS)	198	169	183	154	15	15	198	169	52	120	8,912	10,543	53		31		242	175	84	65
Siemens Real Estate (SRE)	435	446	109	146	326	300	435	446	48	13	3,091	3,221	(23)		20		67	68	47	52
Eliminations	(3)	(3)	—	—	(3)	(3)	(3)	(3)	—	—	(458)	(462)	99	(7)	37	(7)	—	—	—	—

Total Financing and Real Estate	630	612	292	300	338	312	630	612	100	133	11,545	13,302	129		88		309	243	131	117

Eliminations, reclassifications and Corporate Treasury	(400)	(363)	—	—	(409)	(412)	(409)	(412)	19	(4)	(7,648)	(5,793)	(91)	(7)	(135)	(7)	—	—	—	—

Siemens	21,328	17,575	20,201	18,471	—	—	20,201	18,471	1,541	308	91,555	87,731	2,553		963		1,040	1,100	834	637

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes and may exclude other categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Group’s performance.

(2)	Net capital employed of the Operations Groups represents total assets less tax assets, provisions and non-interest bearing liabilities other than tax liabilities.

(3)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment.

(4)	Amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment. Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for under the equity method for Siemens amount to €60 and €44 for the three months ended September 30, 2007 and 2006, respectively.

(5)	SIS was created effective April 1, 2007 and consists primarily of the activities of the former segment Siemens Business Services that were bundled with other information technology (IT) activities. Prior-year information was reclassified for comparability purposes.

(6)	SEI was created as of October 1, 2006 and includes certain strategic investments accounted for using the equity method. Beginning in the third quarter of fiscal 2007, the Siemens investment in Nokia Siemens Networks is also reported in SEI.

(7)	Includes cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income. Furthermore, the reclassification of interest payments in the Consolidated Statements of Cash Flow from operating activities into financing activities is shown in Eliminations. Interest payments are external interest paid as well as intragroup interest paid and received.

SIEMENS
SEGMENT INFORMATION (continuing operations — preliminary and unaudited)
As of and for the fiscal years ended September 30, 2007 and 2006
(in millions of €)

																	Additions to
																	intangible assets		Amortization,
					Intersegment						Net capital						and property, plant		depreciation and
	New orders		External revenue		revenue		Total revenue		Group profit(1)		employed(2)		Free cash flow(3)				and equipment		impairments(4)
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	9/30/07	9/30/06	2007		2006		2007	2006	2007	2006
Operations Groups
Siemens IT Solutions and Services (SIS)(5)	5,156	5,574	3,988	4,466	1,372	1,227	5,360	5,693	252	(731)	253	18	18		(661)		204	284	282	292
Automation and Drives (A&D)	16,794	14,312	13,695	11,564	1,694	1,477	15,389	13,041	2,090	1,575	7,026	3,837	1,857		1,258		496	459	374	296
Industrial Solutions and Services (I&S)	10,161	9,025	7,824	7,837	1,070	982	8,894	8,819	415	282	1,198	1,279	397		321		83	115	108	123
Siemens Building Technologies (SBT)	5,350	5,235	4,952	4,695	110	101	5,062	4,796	354	223	1,807	1,764	340		(1)		123	120	127	109
Power Generation (PG)	17,988	12,532	12,159	10,068	35	18	12,194	10,086	1,147	779	1,371	1,945	2,019		608		253	305	229	216
Power Transmission and Distribution (PTD)	9,896	8,028	7,126	6,032	563	477	7,689	6,509	650	315	1,865	1,701	515		135		170	171	110	119
Transportation Systems (TS)	4,780	6,173	4,418	4,429	34	64	4,452	4,493	191	72	(58)	111	335		24		54	138	58	57
Medical Solutions (Med)	10,271	9,334	9,798	8,164	53	63	9,851	8,227	1,323	988	8,234	4,975	1,380		893		444	314	438	284
Osram	4,690	4,563	4,677	4,547	13	16	4,690	4,563	492	456	1,994	1,976	392		444		298	313	255	261
Strategic Equity Investments (SEI)(6)	—	—	—	—	—	—	—	—	(161)	225	4,891	1,008	76		63		—	—	—	—
Other Operations	2,830	4,068	2,516	3,427	368	517	2,884	3,944	(193)	(317)	181	201	(292)		(278)		166	197	118	121

Total Operations Groups	87,916	78,844	71,153	65,229	5,312	4,942	76,465	70,171	6,560	3,867	28,762	18,815	7,037		2,806		2,291	2,416	2,099	1,878
Reconciliation to financial statements
Corporate items, pensions and eliminations	(4,949)	(4,855)	166	97	(5,078)	(4,692)	(4,912)	(4,595)	(1,672)	(527)	(3,536)	(6,392)	(2,943	)(7)	(1,816	)(7)	22	(1)	88	4
Other interest expense	—	—	—	—	—	—	—	—	(497)	(325)	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—	62,432	67,799	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	82,967	73,989	71,319	65,326	234	250	71,553	65,576	4,391	3,015	87,658	80,222	4,094		990		2,313	2,415	2,187	1,882

									Income before
									income taxes		Total assets
Financing and Real Estate Groups
Siemens Financial Services (SFS)	721	645	653	581	67	64	720	645	329	306	8,912	10,543	108		71		558	498	277	241
Siemens Real Estate (SRE)	1,686	1,705	476	580	1,210	1,125	1,686	1,705	228	115	3,091	3,221	(35)		(45)		196	270	161	191
Eliminations	(13)	(10)	—	—	(13)	(10)	(13)	(10)	—	—	(458)	(462)	258	(7)	243	(7)	—	—	—	—

Total Financing and Real Estate	2,394	2,340	1,129	1,161	1,264	1,179	2,393	2,340	557	421	11,545	13,302	331		269		754	768	438	432

Eliminations, reclassifications and Corporate Treasury	(1,445)	(1,385)	—	—	(1,498)	(1,429)	(1,498)	(1,429)	153	(18)	(7,648)	(5,793)	2,330	(7)	561	(7)	—	—	—	—

Siemens	83,916	74,944	72,448	66,487	—	—	72,448	66,487	5,101	3,418	91,555	87,731	6,755		1,820		3,067	3,183	2,625	2,314

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes and may exclude other categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Group’s performance.

(2)	Net capital employed of the Operations Groups represents total assets less tax assets, provisions and non-interest bearing liabilities other than tax liabilities.

(3)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment.

(4)	Amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment. Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for under the equity method for Siemens amount to €158 and €89 for the fiscal years ended September 30, 2007 and 2006, respectively.

(5)	SIS was created effective April 1, 2007 and consists primarily of the activities of the former segment Siemens Business Services that were bundled with other information technology (IT) activities. Prior-year information was reclassified for comparability purposes.

(6)	SEI was created as of October 1, 2006 and includes certain strategic investments accounted for using the equity method. Beginning in the third quarter of fiscal 2007, the Siemens investment in Nokia Siemens Networks is also reported in SEI.

(7)	Includes cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income. Furthermore, the reclassification of interest payments in the Consolidated Statements of Cash Flow from operating activities into financing activities is shown in Eliminations. Interest payments are external interest paid as well as intragroup interest paid and received.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)
For the three months ended September 30, 2007 and 2006
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2007	2006	2007	2006	2007	2006	2007	2006

Revenue	20,201	18,471	(409)	(412)	19,980	18,271	630	612
Cost of goods sold and services rendered	(14,279)	(13,971)	409	412	(14,138)	(13,844)	(550)	(539)

Gross profit	5,922	4,500	—	—	5,842	4,427	80	73
Research and development expenses	(963)	(842)	—	—	(963)	(842)	—	—
Marketing, selling and general administrative expenses	(3,436)	(3,367)	(1)	(2)	(3,340)	(3,272)	(95)	(93)
Other operating income	219	140	(24)	(12)	137	91	106	61
Other operating expense	(187)	(101)	(10)	(1)	(166)	(75)	(11)	(25)
Income (loss) from investments accounted for using the equity method, net	3	45	—	—	(12)	34	15	11
Financial income (expense), net	(17)	(67)	54	11	(76)	(184)	5	106

Income (loss) from continuing operations before income taxes	1,541	308	19	(4)	1,422	179	100	133
Income taxes (1)	(147)	(169)	3	1	(154)	(131)	4	(39)

Income (loss) from continuing operations	1,394	139	22	(3)	1,268	48	104	94
Income (loss) from discontinued operations, net of income taxes	(1,468)	9	—	—	(1,466)	18	(2)	(9)

Net income (loss)	(74)	148	22	(3)	(198)	66	102	85

Attributable to:
Minority interest	81	58
Shareholders of Siemens AG	(155)	90
Basic earnings (losses) per share
Income from continuing operations	1.45	0.10
Income (loss) from discontinued operations	(1.62)	0.00

Net income (loss)	(0.17)	0.10

Diluted earnings (losses) per share
Income from continuing operations	1.41	0.10
Income (loss) from discontinued operations	(1.60)	0.00

Net income (loss)	(0.19)	0.10

CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE RECOGNIZED IN EQUITY (preliminary and unaudited) For the three months ended September 30, 2007 and 2006 (in millions of €)

	Siemens
	2007	2006
Net income (loss)	(74)	148
Currency translation differences	(322)	25
Available-for-sale financial assets	44	(107)
Derivative financial instruments	64	(2)
Actuarial gains and losses on pension plans and similar commitments	(532)	(770)
Revaluation effect related to step acquisitions	—	1

Total income and expense recognized directly in equity, net of tax(2)(3)	(746)	(853)

Total income and expense recognized in equity	(820)	(705)

Attributable to:
Minority interest	82	58
Shareholders of Siemens AG	(902)	(763)

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

(2)	Includes €5 and €(16) in 2007 and 2006, respectively, resulting from investments accounted for using the equity method.

(3)	Includes minority interest of €(2) and €— in 2007 and 2006, respectively, relating to currency translation differences and minority interest of €3 and €— in 2007 and 2006, respectively, relating to actuarial gains and losses on pension plans and similar commitments.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)
For the fiscal years ended September 30, 2007 and 2006
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2007	2006	2007	2006	2007	2006	2007	2006
Revenue	72,448	66,487	(1,498)	(1,429)	71,553	65,576	2,393	2,340
Cost of goods sold and services rendered	(51,572)	(49,108)	1,498	1,429	(51,091)	(48,525)	(1,979)	(2,012)

Gross profit	20,876	17,379	—	—	20,462	17,051	414	328
Research and development expenses	(3,399)	(3,091)	—	—	(3,399)	(3,091)	—	—
Marketing, selling and general administrative expenses	(12,103)	(11,897)	(3)	(6)	(11,740)	(11,545)	(360)	(346)
Other operating income	680	629	(70)	(77)	447	456	303	250
Other operating expense	(1,053)	(260)	(13)	—	(1,013)	(216)	(27)	(44)
Income (loss) from investments accounted for using the equity method, net	108	404	—	—	39	351	69	53
Financial income (expense), net	(8)	254	239	65	(405)	9	158	180

Income (loss) from continuing operations before income taxes	5,101	3,418	153	(18)	4,391	3,015	557	421
Income taxes(1)	(1,192)	(776)	(36)	4	(1,026)	(684)	(130)	(96)

Income (loss) from continuing operations	3,909	2,642	117	(14)	3,365	2,331	427	325
Income (loss) from discontinued operations, net of income taxes	129	703	—	—	131	712	(2)	(9)

Net income (loss)	4,038	3,345	117	(14)	3,496	3,043	425	316

Attributable to:
Minority interest	232	210
Shareholders of Siemens AG	3,806	3,135
Basic earnings per share
Income from continuing operations	4.13	2.78
Income from discontinued operations	0.11	0.74

Net income	4.24	3.52

Diluted earnings per share
Income from continuing operations	3.99	2.77
Income from discontinued operations	0.11	0.74

Net income	4.10	3.51

CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE RECOGNIZED IN EQUITY (preliminary and unaudited)
For the fiscal years ended September 30, 2007 and 2006
(in millions of €)

	Siemens
	2007	2006
Net income	4,038	3,345
Currency translation differences	(536)	(349)
Available-for-sale financial assets	30	(354)
Derivative financial instruments	100	58
Actuarial gains and losses on pension plans and similar commitments	1,237	245
Revaluation effect related to step acquisitions	3	4

Total income and expense recognized directly in equity, net of tax (2) (3)	834	(396)

Total income and expense recognized in equity	4,872	2,949

Attributable to:
Minority interest	265	181
Shareholders of Siemens AG	4,607	2,768

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

(2)	Includes €(26) and €(50) in 2007 and 2006, respectively, resulting from investments accounted for using the equity method.

(3)	Includes minority interest of €30 and €(29) in 2007 and 2006, respectively, relating to currency translation differences and minority interest of €3 and €— in 2007 and 2006, respectively, relating to actuarial gains and losses on pension plans and similar commitments.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)
For the fiscal years ended September 30, 2007 and 2006
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2007	2006	2007	2006	2007	2006	2007	2006
Cash flows from operating activities
Net income (loss)	4,038	3,345	117	(14)	3,496	3,043	425	316
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	3,751	3,118	—	—	3,288	2,676	463	442
Income taxes	2,193	775	36	(3)	2,028	688	129	90
Interest (income) expense, net	193	(142)	(293)	(409)	593	404	(107)	(137)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(2,051)	(113)	11	—	(1,867)	19	(195)	(132)
(Gains) on sales of investments, net(1)	(95)	(104)	—	—	(61)	(91)	(34)	(13)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	32	(466)	30	—	2	(466)	—	—
(Income) from investments(1)	(223)	(569)	—	—	(105)	(463)	(118)	(106)
Other non-cash (income) expenses	106	372	14	276	103	110	(11)	(14)
Change in current assets and liabilities
(Increase) decrease in inventories	(986)	(2,313)	—	(2)	(960)	(2,321)	(26)	10
(Increase) decrease in trade and other receivables	(1,183)	(1,027)	2,343	40	(3,503)	(1,115)	(23)	48
(Increase) decrease in other current assets	(486)	572	(161)	306	(397)	79	72	187
Increase (decrease) in trade payables	1,158	279	(32)	15	1,060	204	130	60
Increase (decrease) in current provisions	(258)	(34)	—	(2)	(233)	(60)	(25)	28
Increase (decrease) in other current liabilities	2,858	2,053	224	321	2,578	1,734	56	(2)
Change in other assets and liabilities	(883)	41	(119)	(53)	(753)	119	(11)	(25)
Income taxes paid	(1,930)	(1,191)	(39)	(94)	(1,749)	(957)	(142)	(140)
Dividends received	337	378	—	—	247	299	90	79
Interest received	757	685	199	180	146	159	412	346

Net cash provided by operating activities — continuing and discontinued operations	7,328	5,659	2,330	561	3,913	4,061	1,085	1,037
Net cash provided by operating activities — continuing operations	9,822	5,003	2,330	561	6,407	3,405	1,085	1,037
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(3,751)	(4,052)	—	—	(2,997)	(3,284)	(754)	(768)
Acquisitions, net of cash acquired	(7,370)	(2,055)	—	—	(7,370)	(2,052)	—	(3)
Purchases of investments(1)	(261)	(389)	—	—	(253)	(369)	(8)	(20)
Purchases of current available-for-sale financial assets	(148)	(1,489)	—	(1,409)	(129)	(72)	(19)	(8)
(Increase) decrease in receivables from financing activities	(907)	(469)	(2,367)	(70)	—	—	1,460	(399)
Proceeds from sales of investments, intangibles and property, plant and equipment(1)	1,041	914	—	—	532	549	509	365
Proceeds from disposals of businesses	(380)	(260)	—	—	(380)	(260)	—	—
Proceeds from sales of current available-for-sale financial assets	419	3,104	365	986	46	2,112	8	6

Net cash provided by (used in) investing activities — continuing and discontinued operations	(11,357)	(4,696)	(2,002)	(493)	(10,551)	(3,376)	1,196	(827)
Net cash provided by (used in) investing activities — continuing operations	(10,068)	(4,315)	(2,002)	(493)	(9,262)	(2,995)	1,196	(827)
Cash flows from financing activities
Proceeds from issuance of common stock	903	—	—	—	903	—	—	—
Purchase of common stock	(101)	(421)	—	—	(101)	(421)	—	—
Proceeds from re-issuance of treasury stock	66	313	—	—	66	313	—	—
Proceeds from issuance of long-term debt	766	6,701	766	6,701	—	—	—	—
Repayment of long-term debt (including current maturities of long-term debt)	(4,595)	(1,710)	(4,486)	(1,600)	(82)	(49)	(27)	(61)
Change in short-term debt	4,386	(1,762)	4,516	(1,244)	(80)	(419)	(50)	(99)
Interest paid	(1,169)	(596)	(969)	(388)	(131)	(141)	(69)	(67)
Dividends paid	(1,292)	(1,201)	—	—	(1,292)	(1,201)	—	—
Dividends paid to minority shareholders	(151)	(118)	—	—	(151)	(118)	—	—
Intragroup financing	—	—	(6,444)	(1,046)	8,541	1,042	(2,097)	4

Net cash provided by (used in) financing activities — continuing and discontinued operations	(1,187)	1,206	(6,617)	2,423	7,673	(994)	(2,243)	(223)
Net cash provided by (used in) financing activities — continuing operations	(5,792)	1,540	(6,617)	2,423	3,068	(660)	(2,243)	(223)
Effect of exchange rates on cash and cash equivalents	(58)	(76)	(43)	(22)	(14)	(53)	(1)	(1)
Net increase (decrease) in cash and cash equivalents	(5,274)	2,093	(6,332)	2,469	1,021	(362)	37	(14)
Cash and cash equivalents at beginning of period	10,214	8,121	9,072	6,603	1,109	1,471	33	47

Cash and cash equivalents at end of period	4,940	10,214	2,740	9,072	2,130	1,109	70	33
Less: Cash and cash equivalents of discontinued operations at end of period	935	—	—	—	935	—	—	—

Cash and cash equivalents of continuing operations at end of period	4,005	10,214	2,740	9,072	1,195	1,109	70	33

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets or accounted for using the equity method.

SIEMENS
CONSOLIDATED BALANCE SHEETS (preliminary and unaudited)
As of September 30, 2007 and 2006
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	9/30/07	9/30/06	9/30/07	9/30/06	9/30/07	9/30/06	9/30/07	9/30/06
ASSETS
Current assets
Cash and cash equivalents	4,005	10,214	2,740	9,072	1,195	1,109	70	33
Available-for-sale financial assets	193	596	—	416	162	160	31	20
Trade and other receivables	14,620	15,148	—	—	12,589	10,885	2,031	4,263
Other current financial assets	2,932	2,370	366	145	1,427	1,314	1,139	911
Intragroup receivables	—	—	(10,401)	(15,736)	10,355	15,680	46	56
Inventories	12,930	12,790	(2)	(2)	12,850	12,735	82	57
Income tax receivables	398	458	1	2	352	445	45	11
Other current assets	1,322	1,274	—	48	1,183	1,122	139	104
Assets classified as held for disposal	11,532	7,164	(345)	(21)	11,843	7,180	34	5

Total current assets	47,932	50,014	(7,641)	(6,076)	51,956	50,630	3,617	5,460

Goodwill	12,501	9,689	—	—	12,375	9,557	126	132
Other intangible assets	4,619	3,385	—	—	4,605	3,368	14	17
Property, plant and equipment	10,555	12,072	—	—	6,896	8,310	3,659	3,762
Investments accounted for using the equity method	7,016	2,956	—	—	6,791	2,738	225	218
Other financial assets	5,561	5,042	454	215	1,353	1,232	3,754	3,595
Intragroup receivables	—	—	(479)	(348)	479	348	—	—
Deferred tax assets	2,594	3,860	17	222	2,488	3,532	89	106
Other assets	777	713	1	194	715	507	61	12

Total assets	91,555	87,731	(7,648)	(5,793)	87,658	80,222	11,545	13,302

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	5,637	2,175	5,095	1,433	362	530	180	212
Trade payables	8,382	8,443	13	28	7,951	8,140	418	275
Other current financial liabilities	2,553	1,035	754	508	1,712	483	87	44
Intragroup liabilities	—	—	(15,170)	(16,406)	10,551	9,886	4,619	6,520
Current provisions	3,581	3,859	—	—	3,521	3,770	60	89
Income tax payables	2,141	1,558	19	2	2,069	1,539	53	17
Other current liabilities	17,058	16,485	166	227	16,663	15,974	229	284
Liabilities associated with assets classified as held for disposal	4,542	5,385	(4,211)	(16)	8,753	5,401	—	—

Total current liabilities	43,894	38,940	(13,334)	(14,224)	51,582	45,723	5,646	7,441

Long-term debt	9,860	13,122	8,901	11,946	548	744	411	432
Pension plans and similar commitments	2,780	5,083	—	—	2,779	5,081	1	2
Deferred tax liabilities	580	411	(379)	(397)	561	404	398	404
Provisions	2,103	1,858	—	—	1,983	1,761	120	97
Other financial liabilities	411	248	120	19	246	177	45	52
Other liabilities	2,300	2,174	9	41	2,214	2,054	77	79
Intragroup liabilities	—	—	(2,965)	(3,178)	79	434	2,886	2,744

Total liabilities	61,928	61,836	(7,648)	(5,793)	59,992	56,378	9,584	11,251

Equity
Common stock, no par value(1)	2,743	2,673
Additional paid-in capital	6,080	5,662
Retained earnings	20,453	16,702
Other components of equity	(280)	156
Treasury shares, at cost(2)	—	—

Total equity attributable to shareholders of Siemens AG	28,996	25,193

Minority interest	631	702

Total equity	29,627	25,895	—	—	27,666	23,844	1,961	2,051

Total liabilities and equity	91,555	87,731	(7,648)	(5,793)	87,658	80,222	11,545	13,302

(1)	Authorized: 1,137,913,421 and 1,116,087,241 shares, respectively.

Issued: 914,203,421 and 891,087,241 shares, respectively.

(2)	383 and 415 shares, respectively.

SUPPLEMENTAL DATA
SIEMENS
SEGMENT INFORMATION ANALYSIS (I) (preliminary and unaudited)
Group profit / Income before income taxes, margin developments, growth rates for Revenue and New orders
For the three months ended September 30, 2007 and 2006
(in millions of €)

																Group profit
	New orders						Revenue						Group profit			margin
	2007	2006	% Change		therein		2007	2006	% Change		therein		2007	2006	%Change	2007	2006
			Actual	Adjusted	Currency*	Portfolio**			Actual	Adjusted	Currency*	Portfolio**

Operations Groups
Siemens IT Solutions and Services (SIS)	1,595	1,266	26%	27%	0%	(1)%	1,438	1,424	1%	2%	0%	(1)%	80	(230)	—	5.6%	(16.2)%
Automation and Drives (A&D)	4,351	3,520	24%	18%	(1)%	7%	4,403	3,609	22%	16%	(1)%	7%	607	427	42%	13.8%	11.8%
Industrial Solutions and Services (I&S)	2,168	2,129	2%	3%	(2)%	1%	2,500	2,477	1%	2%	(2)%	1%	130	61	113%	5.2%	2.5%
Siemens Building Technologies (SBT)	1,331	1,402	(5)%	(2)%	(3)%	0%	1,353	1,403	(4)%	(1)%	(3)%	0%	102	77	32%	7.5%	5.5%
Power Generation (PG)	4,012	2,738	47%	46%	(2)%	3%	3,533	2,924	21%	21%	(3)%	3%	358	122	193%	10.1%	4.2%
Power Transmission and Distribution (PTD)	1,882	1,683	12%	14%	(2)%	0%	2,283	1,839	24%	25%	(1)%	0%	225	54	317%	9.9%	2.9%
Transportation Systems (TS)	2,189	743	195%	202%	(1)%	(6)%	1,212	1,446	(16)%	(12)%	(1)%	(3)%	62	19	226%	5.1%	1.3%
Medical Solutions (Med)	2,999	2,994	0%	(11)%	(4)%	15%	2,848	2,359	21%	6%	(4)%	19%	380	266	43%	13.3%	11.3%
Osram	1,203	1,110	8%	12%	(4)%	0%	1,203	1,110	8%	12%	(4)%	0%	128	86	49%	10.6%	7.7%
Strategic Equity Investments (SEI)	—	—	—	—	—	—	—	—	—	—	—	—	(11)	75	—	—	—

													Income before
													income taxes			Return on equity

Financing and Real Estate Groups
Siemens Financial Services (SFS)	198	169	17%	19%	(2)%	0%	198	169	17%	19%	(2)%	0%	52	120	(57)%	20.0%	42.4%
Siemens Real Estate (SRE)	435	446	(2)%	(2)%	(1)%	1%	435	446	(2)%	(2)%	(1)%	1%	48	13	269%	—	—

For the fiscal years ended September 30, 2007 and 2006
(in millions of €)

																Group profit
	New orders						Revenue						Group profit			margin
	2007	2006	% Change		therein		2007	2006	% Change		therein		2007	2006	%Change	2007	2006
			Actual	Adjusted	Currency*	Portfolio**			Actual	Adjusted	Currency*	Portfolio**

Operations Groups
Siemens IT Solutions and Services (SIS)	5,156	5,574	(7)%	5%	(1)%	(11)%	5,360	5,693	(6)%	5%	(1)%	(10)%	252	(731)	—	4.7%	(12.8)%
Automation and Drives (A&D)	16,794	14,312	17%	16%	(2)%	3%	15,389	13,041	18%	16%	(2)%	4%	2,090	1,575	33%	13.6%	12.1%
Industrial Solutions and Services (I&S)	10,161	9,025	13%	15%	(3)%	1%	8,894	8,819	1%	3%	(3)%	1%	415	282	47%	4.7%	3.2%
Siemens Building Technologies (SBT)	5,350	5,235	2%	5%	(4)%	1%	5,062	4,796	6%	8%	(3)%	1%	354	223	59%	7.0%	4.6%
Power Generation (PG)	17,988	12,532	44%	43%	(3)%	4%	12,194	10,086	21%	20%	(3)%	4%	1,147	779	47%	9.4%	7.7%
Power Transmission and Distribution (PTD)	9,896	8,028	23%	27%	(4)%	0%	7,689	6,509	18%	21%	(3)%	0%	650	315	106%	8.5%	4.8%
Transportation Systems (TS)	4,780	6,173	(23)%	(20)%	(1)%	(2)%	4,452	4,493	(1)%	2%	(1)%	(2)%	191	72	165%	4.3%	1.6%
Medical Solutions (Med)	10,271	9,334	10%	(2)%	(5)%	17%	9,851	8,227	20%	6%	(5)%	19%	1,323	988	34%	13.4%	12.0%
Osram	4,690	4,563	3%	7%	(4)%	0%	4,690	4,563	3%	7%	(4)%	0%	492	456	8%	10.5%	10.0%
Strategic Equity Investments (SEI)	—	—	—	—	—	—	—	—	—	—	—	—	(161)	225	—	—	—

													Income before
													income taxes			Return on equity

Financing and Real Estate Groups
Siemens Financial Services (SFS)	721	645	12%	15%	(2)%	(1)%	720	645	12%	15%	(2)%	(1)%	329	306	8%	31.6%	27.1%
Siemens Real Estate (SRE)	1,686	1,705	(1)%	(1)%	(1)%	1%	1,686	1,705	(1)%	(1)%	(1)%	1%	228	115	98%	—	—

*	Currency translation effects

**	Portfolio effects

SUPPLEMENTAL DATA
SIEMENS
SEGMENT INFORMATION ANALYSIS (II) (preliminary and unaudited)
Reconciliation from Group profit /Income before income taxes to EBITDA (adjusted)
For the three months ended September 30, 2007 and 2006
(in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		EBIT				and equipment		EBITDA
	Group profit		method, net(1)		(expense), net(2)		(adjusted)(3)		Amortization(4)		and goodwill(5)		(adjusted)
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

Operations Groups
Siemens IT Solutions and Services (SIS)	80	(230)	1	(1)	(5)	1	84	(230)	15	13	60	53	159	(164)
Automation and Drives (A&D)	607	427	(5)	—	8	2	604	425	57	20	74	60	735	505
Industrial Solutions and Services (I&S)	130	61	3	5	(3)	(3)	130	59	7	10	20	22	157	91
Siemens Building Technologies (SBT)	102	77	1	—	(1)	(1)	102	78	18	15	15	13	135	106
Power Generation (PG)	358	122	(26)	(36)	4	(3)	380	161	16	15	47	45	443	221
Power Transmission and Distribution (PTD)	225	54	5	4	(1)	(1)	221	51	7	11	24	21	252	83
Transportation Systems (TS)	62	19	—	—	(2)	(3)	64	22	1	3	16	16	81	41
Medical Solutions (Med)	380	266	8	8	7	3	365	255	60	66	60	36	485	357
Osram	128	86	3	1	3	1	122	84	6	6	64	60	192	150
Strategic Equity Investments (SEI)	(11)	75	(11)	75	—	—	—	—	—	—	—	—	—	—
Other Operations	(71)	(208)	6	—	(1)	2	(76)	(210)	15	14	18	7	(43)	(189)

Total Operations Groups	1,990	749	(15)	56	9	(2)	1,996	695	202	173	398	333	2,596	1,201
Reconciliation to financial statements
Corporate items, pensions and eliminations	(451)	(493)	3	(22)	32	(105)	(486)	(366)	112	12	(9)	2	(383)	(352)
Other interest income/expense	(117)	(77)	—	—	(117)	(77)	—	—	—	—	—	—	—	—

Total Operations	1,422	179	(12)	34	(76)	(184)	1,510	329	314	185	389	335	2,213	849

	Income before
	income taxes
Financing and Real Estate Groups
Siemens Financial Services (SFS)	52	120	14	15	34	124	4	(19)	1	1	83	64	88	46
Siemens Real Estate (SRE)	48	13	1	(4)	(29)	(18)	76	35	1	1	46	51	123	87
Total Financing and Real Estate	100	133	15	11	5	106	80	16	2	2	129	115	211	133

Eliminations, reclassifications and Corporate Treasury	19	(4)	—	—	54	11	(35)	(15)	—	—	—	—	(35)	(15)

Siemens	1,541	308	3	45	(17)	(67)	1,555	330	316	187	518	450	2,389	967

(1)	Includes impairment of investments accounted for using the equity method.

(2)	Includes impairment of non-current available-for-sale financial assets.

(3)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(4)	Amortization and impairments of intangible assets other than goodwill.

(5)	Includes impairments of goodwill of €–.

SUPPLEMENTAL DATA
SIEMENS
SEGMENT INFORMATION ANALYSIS (II) (preliminary and unaudited)
Reconciliation from Group profit /Income before income taxes to EBITDA (adjusted)
For the fiscal years ended September 30, 2007 and 2006
(in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		EBIT				and equipment		EBITDA
	Group profit		method, net(1)		(expense), net(2)		(adjusted)(3)		Amortization(4)		and goodwill(5)		(adjusted)

	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

Operations Groups
Siemens IT Solutions and Services (SIS)	252	(731)	10	1	(1)	1	243	(733)	59	59	223	233	525	(441)
Automation and Drives (A&D)	2,090	1,575	—	—	(1)	4	2,091	1,571	134	78	240	218	2,465	1,867
Industrial Solutions and Services (I&S)	415	282	15	9	(6)	3	406	270	35	47	73	76	514	393
Siemens Building Technologies (SBT)	354	223	1	2	(3)	(3)	356	224	61	55	66	54	483	333
Power Generation (PG)	1,147	779	(2)	36	(1)	12	1,150	731	66	65	163	151	1,379	947
Power Transmission and Distribution (PTD)	650	315	19	15	11	(3)	620	303	27	47	83	72	730	422
Transportation Systems (TS)	191	72	1	1	(8)	(7)	198	78	5	6	53	51	256	135
Medical Solutions (Med)	1,323	988	60	27	34	4	1,229	957	217	156	221	128	1,667	1,241
Osram	492	456	5	1	6	7	481	448	28	30	227	231	736	709
Strategic Equity Investments (SEI)	(161)	225	(161)	225	—	—	—	—	—	—	—	—	—	—
Other Operations	(193)	(317)	24	25	—	18	(217)	(360)	50	38	128	83	(39)	(239)

Total Operations Groups	6,560	3,867	(28)	342	31	36	6,557	3,489	682	581	1,477	1,297	8,716	5,367
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,672)	(527)	67	9	61	298	(1,800)	(834)	120	20	(32)	(16)	(1,712)	(830)
Other interest income/expense	(497)	(325)	—	—	(497)	(325)	—	—	—	—	—	—	—	—

Total Operations	4,391	3,015	39	351	(405)	9	4,757	2,655	802	601	1,445	1,281	7,004	4,537

	Income before
	income taxes
Financing and Real Estate Groups
Siemens Financial Services (SFS)	329	306	59	57	256	264	14	(15)	5	5	272	236	291	226
Siemens Real Estate (SRE)	228	115	10	(4)	(98)	(84)	316	203	1	1	160	190	477	394
Total Financing and Real Estate	557	421	69	53	158	180	330	188	6	6	432	426	768	620

Eliminations, reclassifications and Corporate Treasury	153	(18)	—	—	239	65	(86)	(83)	—	—	—	—	(86)	(83)

Siemens	5,101	3,418	108	404	(8)	254	5,001	2,760	808	607	1,877	1,707	7,686	5,074

(1)	Includes impairment of investments accounted for using the equity method.

(2)	Includes impairment of non-current available-for-sale financial assets.

(3)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(4)	Amortization and impairments of intangible assets other than goodwill.

(5)	Includes impairments of goodwill of €60.

SUPPLEMENTAL DATA
SIEMENS
SEGMENT INFORMATION ANALYSIS (III) (preliminary and unaudited)
External revenue of Groups by regions
For the three months ended September 30, 2007 and 2006
(in millions of €)

	External revenue (location of customer)
				Europe									Africa, Near and
	Germany			(other than Germany)			Americas			Asia-Pacific			Middle East, C.I.S.			Total
	2007	2006	% Change	2007	2006	% Change	2007	2006	% Change	2007	2006	% Change	2007	2006	% Change	2007	2006	% Change
Operations Groups
Siemens IT Solutions and Services (SIS)	399	406	(2)%	469	492	(5)%	121	126	(4)%	33	27	22%	19	15	27%	1,041	1,066	(2)%
Automation and Drives (A&D)	1,129	899	26%	1,118	933	20%	772	664	16%	762	576	32%	120	107	12%	3,901	3,179	23%
Industrial Solutions and Services (I&S)	277	296	(6)%	598	652	(8)%	668	686	(3)%	396	304	30%	245	253	(3)%	2,184	2,191	(0)%
Siemens Building Technologies (SBT)	251	262	(4)%	491	502	(2)%	464	486	(5)%	76	71	7%	25	42	(40)%	1,307	1,363	(4)%
Power Generation (PG)	301	411	(27)%	972	646	50%	1,025	830	23%	473	429	10%	757	607	25%	3,528	2,923	21%
Power Transmission and Distribution (PTD)	182	132	38%	552	442	25%	408	386	6%	456	402	13%	495	335	48%	2,093	1,697	23%
Transportation Systems (TS)	171	230	(26)%	617	679	(9)%	136	263	(48)%	239	217	10%	41	47	(13)%	1,204	1,436	(16)%
Medical Solutions (Med)	290	210	38%	647	527	23%	1,327	1,136	17%	435	343	27%	134	114	18%	2,833	2,330	22%
Osram	131	120	9%	284	260	9%	504	486	4%	230	197	17%	50	44	14%	1,199	1,107	8%
Reconciliation to Siemens	249	432	(42)%	482	449	7%	106	173	(39)%	33	65	(49)%	41	60	(32)%	911	1,179	(23)%

Siemens	3,380	3,398	(1)%	6,230	5,582	12%	5,531	5,236	6%	3,133	2,631	19%	1,927	1,624	19%	20,201	18,471	9%

For the fiscal years ended September 30, 2007 and 2006
(in millions of €)

	External revenue (location of customer)
				Europe									Africa, Near and
	Germany			(other than Germany)			Americas			Asia-Pacific			Middle East, C.I.S.			Total
	2007	2006	% Change	2007	2006	% Change	2007	2006	% Change	2007	2006	% Change	2007	2006	% Change	2007	2006	% Change
Operations Groups
Siemens IT Solutions and Services (SIS)	1,498	1,788	(16)%	1,854	2,014	(8)%	472	505	(7)%	98	75	31%	66	84	(21)%	3,988	4,466	(11)%
Automation and Drives (A&D)	3,991	3,396	18%	4,191	3,485	20%	2,643	2,324	14%	2,419	2,017	20%	451	342	32%	13,695	11,564	18%
Industrial Solutions and Services (I&S)	1,011	1,011	0%	2,178	2,141	2%	2,359	2,549	(7)%	1,364	1,187	15%	912	949	(4)%	7,824	7,837	(0)%
Siemens Building Technologies (SBT)	972	935	4%	1,885	1,768	7%	1,715	1,641	5%	251	250	0%	129	101	28%	4,952	4,695	5%
Power Generation (PG)	1,182	1,153	3%	2,920	2,267	29%	3,405	2,706	26%	2,024	1,571	29%	2,628	2,371	11%	12,159	10,068	21%
Power Transmission and Distribution (PTD)	660	558	18%	1,842	1,684	9%	1,373	1,233	11%	1,601	1,457	10%	1,650	1,100	50%	7,126	6,032	18%
Transportation Systems (TS)	717	890	(19)%	2,353	2,150	9%	390	583	(33)%	826	707	17%	132	99	33%	4,418	4,429	(0)%
Medical Solutions (Med)	875	682	28%	2,462	1,843	34%	4,578	4,044	13%	1,468	1,222	20%	415	373	11%	9,798	8,164	20%
Osram	539	535	1%	1,216	1,126	8%	1,947	1,982	(2)%	780	736	6%	195	168	16%	4,677	4,547	3%
Reconciliation to Siemens	1,149	1,434	(20)%	1,900	2,011	(6)%	439	804	(45)%	106	235	(55)%	217	201	8%	3,811	4,685	(19)%

Siemens	12,594	12,382	2%	22,801	20,489	11%	19,321	18,371	5%	10,937	9,457	16%	6,795	5,788	17%	72,448	66,487	9%

Reconciliation and Definitions for Non-GAAP Measures
Group profit from Operations is reconciled to Income before income taxes of Operations under Reconciliation to financial statements on the table Segment Information. See our Financial Publications at our Investor Relations website under www.siemens.com/ir.
Earnings before interest and taxes (EBIT)(adjusted) is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.
Earnings before interest, taxes, depreciation and amortization (EBITDA) (adjusted) is EBIT before Depreciation and Amortization, defined as amortization and impairments of intangible assets depreciation and impairments of property, plant and equipment.
Group profit is reconciled to EBIT and EBITDA on the table Segment Information Analysis (II). See our Financial Publications at our Investor Relations website under www.siemens.com/ir.
Return on Capital Employed (ROCE) is a measure of how capital invested in the Company or the Group yields competitive returns.
For the Company, ROCE is calculated as Net income (before interest) divided by average Capital employed (CE). Net income (before interest) is defined as Net income excluding Other interest income (expense), net and excluding taxes on Other interest income (expense), net. Taxes on Other interest income (expense), net are calculated in simplified form by applying the current tax rate which can be derived from the Consolidated Statements of Income, to Other interest income (expense), net. CE is defined as Total equity plus Long-term debt plus Short-term debt and current maturities of long-term debt minus Cash and cash equivalents Because Siemens reports discontinued operations, Siemens also calculates ROCE on a continuing operations basis, using Income from continuing operations rather than Net income. For purposes of this calculation, CE is adjusted by the net figure for Assets classified as held for disposal included in discontinued operations less Liabilities associated with assets classified as held for disposal included in discontinued operations.
For the Operations Groups, ROCE is calculated as Group profit divided by average Net capital employed (NCE). Group profit for the Operations Groups is principally defined as earnings before financing interest, certain pension costs and income taxes. Group profit excludes various categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Groups’ performance. NCE for the Operations Groups is defined as total assets less tax assets, provisions and non-interest bearing liabilities other than tax liabilities. Average (Net) Capital employed for the fiscal year is calculated as a “five-point average” obtained by averaging the (Net) Capital employed at the beginning of the first quarter plus the final figures for all four quarters of the fiscal year. For the calculation of the average during for the quarters, see below:
Average calculation for CE*:

Year-to-
Date
Q1	2 Point average: (CE ending Q4 Prior year + CE ending Q1) / 2
Q2	3 Point average: (CE ending Q4 Prior year + CE ending Q1 + CE ending Q2) / 3
Q3	4 Point average: (CE ending Q4 Prior year + CE ending Q1 + CE ending Q2 + CE ending Q3) / 4

Quarter-
to-Date
Q1	2 Point average: (CE ending Q4 Prior year + CE ending Q1) / 2
Q2	2 Point average: (CE ending Q1 + CE ending Q2) / 2
Q3	2 Point average: (CE ending Q2 + CE ending Q3) / 2
Q4	2 Point average: (CE ending Q3 + CE ending Q4) / 2

*	NCE for Operations Groups.

Our cash target is based on the Cash Conversion Rate (CCR), which serves as a target indicator for the Company’s or the Group’s cash flow. For the Company, CCR is defined as the ratio of Free cash flow to Net income, where Free cash flow equals the Net cash provided by (used in) operating activities less Additions to intangible assets and property, plant and equipment.
Because Siemens reports discontinued operations, this measure is also shown on a continuing operations basis, using Income from continuing operations, Net cash provided by (used in) operating activities – continuing operations and Additions to intangible assets and property, plant and equipment for continuing operations for the calculation.
For the Groups, CCR is defined as Free cash flow divided by Group profit.
All values needed for the calculation of ROCE and CCR can be obtained from the Consolidated Financial Statements and Notes to Consolidated Financial Statements.
Group profit, Net capital employed and Free cash flow for the Company and the Groups can be found on the table Segment information. Our Consolidated Financial Statements are available on our Investor Relations website under www.siemens.com/ir.
Siemens ties a portion of its executive incentive compensation to achieving economic value added (EVA) targets. EVA measures the profitability of a business (using Group profit for the Operating Groups and Income before income taxes for the Financing and Real estate businesses as a base) against the additional cost of capital used to run a business (using NCE for the Operating Groups and risk-adjusted equity for the Financing and Real estate businesses as a base). A positive EVA indicates that a business has earned more than its cost of capital, and is therefore defined as value-creating. A negative EVA indicates that a business is earning less than its cost of capital and is therefore defined as value-destroying. Other organizations that use EVA may define and calculate EVA differently.
Our capital structure target is based on an Adjusted industrial net debt divided by EBITDA (adjusted). For the calculation of Adjusted industrial net debt, we subtract from Net debt (defined as Long-term debt plus Short-term debt and current maturities of long-term debt less Cash and cash equivalents less Available-for-sale financial assets) (1) SFS debt excluding SFS internally purchased receivables and (2) 50% of the nominal amount of our hybrid bond; and add/subtract (3) Funded status of Pension benefits, (4) Funded status of Other post-employment benefits; and add (5) Credit guarantees. The components of Net debt are available on our Consolidated Balance Sheets, SFS debt less internally purchased receivables is available in our Management Discussion & Analysis under Capital Resources and Requirements. The Funded status of our principle pension plans and Other post-employment benefits, the amount of credit guarantees and the nominal amount of our Hybrid bond is available in the Notes to our Consolidated Financial Statements.
To measure Siemens’ achievement of the goal to grow at twice the rate of global GDP, we use GDP on real basis (i.e. excluding inflation and currency translation effects) with data provided by Global Insight Inc. and compare those growth rates with growth rates of our revenue (under IFRS). In accordance with IFRS, our revenue numbers are not adjusted by inflation and currency translation effects.
Return on equity (ROE) margin for SFS was calculated as SFS’ Income before income taxes divided by the allocated equity for SFS. Allocated equity for SFS for the financial year 2007 is €1.041 billion.
The allocated equity for SFS is determined and influenced by the respective credit ratings of the rating agencies and by the expected size and quality of its portfolio of leasing and factoring assets and equity investments and is determined annually. This allocation is designed to cover the risks of the underlying business and is in line with common credit risk management standards in banking. The actual risk profile of the SFS portfolio is monitored and controlled monthly and is evaluated against the allocated equity.
Group profit from Operations, EBIT (adjusted), EBITDA (adjusted), ROCE, CCR, EVA and Adjusted industrial net debt are or may be Non-GAAP financial measures as defined in relevant rules of the U.S. Securities and Exchange Commission. Our management takes these measures, among others, into account in its management of our business, and for this reason we believe that investors may find it useful to consider these measures in their evaluation of our performance. None of Group profit from Operations, EBIT (adjusted), EBITDA (adjusted), ROCE and EVA should be viewed in isolation as an alternative to IFRS net income for purposes of evaluating our results of operations; CCR should not be viewed in isolation as an alternative to measures reported in our IFRS cash flow statement for purposes of evaluating our cash flows; and Adjusted industrial net debt should not be viewed in isolation as an alternative to liabilities reported in our IFRS balance sheet for purposes of evaluating our financial condition.

Munich, November 8, 2007
Legal proceedings – Fiscal 2007
     Public prosecutors and other government authorities in jurisdictions around the world are conducting investigations of Siemens AG and its consolidated subsidiaries (hereinafter “Siemens” or the “Company” shall refer to Siemens AG and, unless the context otherwise requires, to its consolidated subsidiaries) and certain of its current and former employees regarding allegations of public corruption, including criminal breaches of fiduciary duty including embezzlement, as well as bribery, money laundering and tax evasion, among others. These investigations involve allegations of corruption at a number of Siemens’ business Groups.
     The Munich public prosecutor continues to conduct an investigation of certain current and former employees of the Company on suspicion of criminal breaches of fiduciary duty including embezzlement, as well as bribery and tax evasion. To date, the Munich prosecutor has conducted searches of Company premises and private homes and several arrest warrants have been issued for current and former employees, including former members of senior management, who are or were associated with the former Communications (Com) Group and the Company.
     On October 4, 2007, pursuant to the application of the Munich prosecutor, the Munich district court imposed a fine of €201 million on Siemens. According to the court’s decision, a former manager of the former Com Group committed bribery of foreign public officials in Russia, Nigeria and Libya in 77 cases during the period from 2001 to 2004 for the purpose of obtaining contracts on behalf of the Company, whereby he acted in concert with others. In determining the fine, the court based its decision on unlawfully obtained economic advantages in the amount of at least €200 million which the Company derived from illegal acts of the former employee, to which an additional fine in the amount of €1 million was added.
     The decision of the Munich district court and the settlement (tatsächliche Verständigung) entered into the same day with the German tax authorities, which is described below, conclude the German investigations into illegal conduct and tax violations only as they relate to Siemens AG and only as to the former Com Group.
     As previously reported, there are ongoing investigations in Switzerland, Italy, and Greece. These investigations relate to allegations that certain current and former employees of the former Com Group opened slush fund accounts abroad and operated a system to misappropriate funds from the Company and, specifically, that these individuals siphoned off money from Com via off-shore companies and their own account in Switzerland and Liechtenstein. The Company has learned that Liechtenstein prosecutors have transferred their investigation to Swiss and Munich prosecutors.
     As previously reported, Milan and Darmstadt prosecutors have been investigating allegations that former Siemens employees provided improper benefits to former employees of Enel in connection with Enel contracts. In Italy, legal proceedings against two former employees ended when the “patteggiamento” (plea bargaining procedure without the admission of guilt or responsibility) by the charged employees and Siemens AG entered into force in November 2006. Prosecutors in Darmstadt brought charges against two other former employees not covered by the “patteggiamento”. In May 2007, the Regional Court of Darmstadt sentenced one former employee to two years in prison, suspended on probation, on counts of commercial bribery and embezzlement. Another former employee was sentenced to nine months in prison, suspended on probation, on counts of aiding and abetting commercial bribery. In connection with these sentences, Siemens AG was ordered to disgorge €38 million of profits. The prosecutors and both defendants have appealed the decision of the Regional Court of Darmstadt. Siemens AG has also appealed the decision with respect to the disgorgement.
     As previously reported, in 2004 the public prosecutor in Wuppertal initiated an investigation against Siemens employees regarding allegations that they participated in bribery related to the awarding of an EU contract for the refurbishment of a power plant in Serbia in 2002. In August 2007, the public prosecutor conducted searches of the premises of the Power Generation (PG) Group in Erlangen, Offenbach and Karlsruhe in relation to this investigation. The investigation is ongoing.

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     In addition, there is a significant number of ongoing investigations into allegations of public corruption involving the Company, certain of its current and former employees or projects in which the Company is involved in a number of jurisdictions around the world, including China, Hungary, Indonesia, Israel, Italy, Norway and Russia, among others. Specific examples include the following:
▪	There are currently numerous public corruption-related governmental investigations in China, involving several divisions of Siemens Ltd. China, primarily Medical Solutions (Med), but also Automation and Drives (A&D) and Siemens IT Solutions and Services (SIS). The investigations have been initiated by prosecutors in several regions and provinces, including Guangdong, Jilin, Xi´an, Wuxi, Shanghai, Ting Hu, Shandong, Hunan, and Guiyang.

▪	Siemens Zrt. Hungary and certain of its employees are being investigated by Hungarian authorities in connection with allegations concerning suspicious payments in connection with consulting agreements with a variety of shell corporations and bribery relating to the awarding of a contract for the delivery of communication equipment to the Hungarian Armed Forces.

▪	The public prosecutor in Kalimantan Province, Indonesia, has charged the head of the Med division of Siemens PT Indonesia in connection with allegations that he participated in bribery, fraud, and overcharging related to the awarding of a contract for the delivery of medical equipment to a hospital in 2003.

▪	The Norwegian government is investigating allegations of bribery and overcharging of the Norwegian Department of Defense related to the awarding of a contract for the delivery of communication equipment in 2001.

▪	The public prosecutor in Milan is investigating allegations as to whether two employees of Siemens S.p.A. made illegal payments to employees of the state-owned gas and power group ENI.
     As previously reported, the U.S. Department of Justice (DOJ) is conducting an investigation of possible criminal violations of U.S. law by Siemens in connection with the matters described above and other allegations of corruption. During the second quarter of fiscal 2007, Siemens was advised that the U.S. Securities and Exchange Commission’s (SEC) enforcement division had converted its informal inquiry into these matters into a formal investigation. The Company is cooperating with these investigations.
     The SEC and the DOJ are also investigating possible violations of U.S. law by Siemens in connection with the Oil-for-Food Program. The Company is cooperating with the SEC and DOJ. A French investigating magistrate commenced a preliminary investigation regarding the participation of French companies, including Siemens France S.A.S., in the Oil-for-Food Program. German prosecutors also began an investigation in this matter and conducted searches of Company premises and private homes in Erlangen and Berlin in August 2007. Siemens is cooperating with the authorities in France and Germany.
     As a result of the above described matters and as a part of its policy of cooperation, Siemens contacted the World Bank and offered to assist the World Bank in any matter that might be of interest to the World Bank. Since that time, Siemens has been in contact with the World Bank Department of Institutional Integrity and intends to continue its policy of cooperation.
     In February 2007, the Company announced that public prosecutors in Nuremberg are conducting an investigation of certain current and former employees of the Company on suspicion of criminal breach of fiduciary duties against Siemens, tax evasion and a violation of the German Works Council Constitution Act (Betriebsverfassungsgesetz). The investigation relates to an agreement entered into by Siemens with an entity controlled by the former head of the independent employee association AUB (Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger). The prosecutors are investigating payments made during the period 2001 to 2006 for which Siemens may not have received commensurate services in return. The former head of AUB was arrested in February 2007. Since February, searches have been conducted at several Siemens AG premises and private homes and an arrest warrant was issued for a member of the Managing Board, in connection with this investigation, who was taken into custody. This executive’s term has expired and he therefore is no longer a member of the Managing Board. In addition to this former member of the Managing Board, other current and former members of the Company’s senior management have been named as suspects in this matter. In April 2007, the former member of the Managing Board posted bail in the amount of €5 million and was released from custody.

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In this connection, a bank issued a bond (Bankbürgschaft) in the amount of €5 million, €4.5 million of which was guaranteed by the Company pursuant to provisions of German law. The former member of the Managing Board has provided the Company a personal undertaking to cooperate with and fully support the independent investigation conducted by Debevoise & Plimpton LLP (Debevoise), as described below, and to repay all costs incurred and payments made by the Company in connection with the bank guarantee in the event he is found to have violated his obligations to the Company in connection with the facts under investigation by the Nuremberg prosecutors. The investigation into the allegations involving the Company’s relationship with the former head of AUB and the AUB has also been included within the scope of the investigation being conducted by Debevoise. In April 2007, the labor union IG Metall lodged a criminal complaint against unknown individuals on suspicion that the Company breached the provisions of Section 119 of the Works Council Constitution Act by providing undue preferential support to AUB in connection with elections of the members of the Company’s works councils.
     In February 2007, an alleged holder of American Depositary Shares of the Company filed a derivative lawsuit with the Supreme Court of the State of New York against certain current and former members of the Company’s Managing and Supervisory Boards as well as against the Company as a nominal defendant, seeking various forms of relief relating to the allegations of corruption and related violations at Siemens. The suit is currently stayed.
     The Company has engaged Debevoise, an independent external law firm, to conduct an independent and comprehensive investigation to determine whether anti-corruption regulations have been violated and to conduct an independent and comprehensive assessment of the compliance and control systems of Siemens. Debevoise reports directly and exclusively to the Compliance Committee of the Supervisory Board (formerly the Audit Committee, as described below) and is being assisted by forensic accountants from the international accounting firm Deloitte & Touche. Debevoise’s investigation of allegations of corruption at the former Com Group, the Company’s other Groups and at regional Siemens subsidiaries is ongoing.
     The Company has also conducted an analysis of the impact on the Company’s financial statements of issues raised by allegations of violations of anti-corruption legislation. As previously reported, within the former Com Group, the Company’s other Groups and regional companies a number of Business Consultant Agreements (BCAs) and similar sales-related arrangements have been identified. The Company has identified a large volume of payments made in connection with these contracts for which the Company has not been able either to establish a valid business purpose or to clearly identify the recipient. These payments raise concerns in particular under the Foreign Corrupt Practices Act (FCPA) in the United States, anti-corruption legislation in Germany and similar legislation in other countries. The payments identified were recorded as deductible business expenses in prior periods in determining income tax provisions. As previously reported, the Company’s investigation determined that certain of these payments were non-deductible under tax regulations of Germany and other jurisdictions.
     During the fourth quarter of fiscal 2007, the Company substantially completed its analysis of the tax deductibility of payments under the BCAs and other sales-related agreements with third-party intermediaries identified at the former Com Group, the remaining Groups and in regional companies. During the fourth quarter of fiscal 2007, the Company also substantially completed its risk-based analysis of cash and check payments at the former Com Group, the Company’s other Groups and in regional companies, for which limited documentation was available, and which may also raise concerns under the FCPA and anti-corruption legislation in Germany and other countries.
     The Company has accounted for income tax-related charges with respect to fiscal 2000-2006 and adjusted comparative amounts for fiscal 2005 and 2006 as summarized below:
▪	In October 2007, the Company reached a final settlement (tatsächliche Verständigung) with the German tax authorities regarding the deductibility for tax purposes of certain payments at the former Com Group at Siemens AG with respect to fiscal 2000-2006. Pursuant to the settlement, the Company’s income tax obligation relating to payments in connection with BCAs, other sales-related agreements with third-party intermediaries and other payments relating to the former Com Group at Siemens AG was determined to be €179 million. Payments of approximately €449 million were determined to be non-deductible for tax purposes. The Company also recorded interest charges of €12 million related to the tax obligations.

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▪	In October 2007, the German tax authorities provided the findings of the tax audit relating to payments under BCAs and similar sales-related agreements with third-party intermediaries by the Company’s German Non-Com Groups and entities for fiscal 2000-2005 in the course of a final audit meeting (Schlussbesprechung). The Company accepted the assessment of the tax authorities. Based on this assessment, the Company determined non-deductible payments relating to fiscal 2006 and considered this information in the income tax return for fiscal 2006. Based on the above, the Company recorded income tax expenses of €264 million for fiscal 2000-2006 with respect to payments with a total volume of approximately €599 million which were determined to be non-deductible for tax purposes. The Company also recorded interest charges of €11 million related to the tax obligations.

▪	In fiscal 2007, the Company also recorded charges for fiscal 2000-2006 in the amount of €75 million for estimated additional income tax expenses outside of Germany relating to payments in connection with BCAs, other sales-related agreements with third-party intermediaries and other payments of approximately €258 million which were determined to be non-deductible for tax purposes. The Company also recorded interest charges of €5 million related to the tax obligations.
     As previously reported, in fiscal 2006, the Company recorded income tax charges in the amount of €168 million relating to German income tax liabilities with respect to payments of approximately €417 million. In fiscal 2006, the Company also recorded certain immaterial charges with respect to non-German tax obligations. Due to the matters mentioned above, the Company accounted for an additional amount of €350 million in income tax charges and €28 million in related interest charges related to fiscal 2000-2006. The Company adopted the SEC’s Staff Accounting Bulletin No. 108 in fiscal 2007 and adjusted comparative amounts for fiscal 2005 and 2006 in the consolidated financial statements for fiscal 2007. The effect of these adjustments on net income for fiscal 2006 and 2005 and shareholders’ equity as of October 1, 2004 amounted to an increase of €25 million, a decrease of €69 million and a decrease of €334 million, respectively.
     In addition, in fiscal 2007, the Company also recorded an immaterial charge in respect of certain non-German tax penalties relating to the matters described above; the Company also recorded an immaterial tax charge based on its estimate of potential tax liabilities relating to sales-related intermediary and other payments in fiscal 2007.
     In the course of its independent investigation, Debevoise also identified certain commission liability accounts at the Med Group which were created in fiscal years prior to 2005 and subsequently released in a manner that did not comply with applicable accounting principles.  The release of those liabilities resulted in an increase in group profit at Med of €25 million and an increase in net income of €15 million in fiscal 2005 and an increase in group profit of €24 million and an increase in net income of €15 million in fiscal 2006 with no impact on group profit in fiscal 2007. As a result, opening shareholder’s equity as of October 1, 2004 was understated by €30 million. In addition, these accounts may have been used to fund payments in connection with BCAs. The Company adjusted comparative amounts for prior periods in the consolidated financial statements for fiscal 2007.
     The Company also became aware of additional bank accounts and cash funds at various locations that were not previously recorded in the Company’s balance sheet and is currently investigating whether Siemens is the economic owner of the funds. Certain funds have been frozen by authorities. Approximately €11 million was recorded in the Company’s financial statements for fiscal 2007, mostly relating to funds paid back by a former officer in January 2007 and funds received from a trust account in October and November 2007.
     The Company remains subject to corruption-related investigations in the U.S. and other jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law, including the FCPA. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities and reputation may also be negatively affected, particularly due to imposed penalties, disgorgements, compensatory damages, the formal or informal exclusion from public procurement contracts or the loss of business licenses or permits.

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In addition to the amounts mentioned above, no material charges or provisions for any such penalties or damages have been accrued as management does not yet have enough information to reliably estimate such amounts. Furthermore, changes affecting the Company’s course of business or its compliance programs may turn out to be necessary.
     Fiscal 2007 included a total of €347 million in expenses for outside advisors engaged by Siemens in connection with the investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities.
     The Company has taken a number of significant steps to improve its compliance procedures and internal controls in response to the allegations of corruption. The Company is continuing to improve and implement its anti-corruption program and related controls and is in the process of assessing the effectiveness of its internal control over financial reporting for fiscal 2007. Among the initiatives the Company has implemented or is in the process of implementing are:
▪	The Supervisory Board of the Company has formed a Compliance Committee of the Supervisory Board, which oversees the ongoing investigations and remediation activities of the Company. The Compliance Committee is composed of the members of the Audit Committee of the Supervisory Board and is chaired by the chairman of the Supervisory Board.

▪	The Managing Board has engaged an external attorney to act as an independent “ombudsman” and to provide a protected communication channel for Siemens employees and third parties. The Company has also developed a Compliance Helpdesk with distinct features designed to receive compliance-related complaints (“Tell Us”) and to answer compliance-related questions from employees (“Ask Us”).

▪	The Company has established a Corporate Disciplinary Committee to consider and impose appropriate disciplinary measures in cases where suspicions of violations of law or Company policies or other misconduct have been substantiated.

▪	The Company’s audit and compliance departments and an internal task force are continuing their internal analysis and review of the Company’s compliance and internal control system for deficiencies and any possibilities of circumvention, including by conducting internal control remediation visits in selected regions and Groups.

▪	The Company is in the process of enhancing internal controls through centralization of its bank accounts and cash payment systems.

▪	The Company has implemented a moratorium on entering into new BCAs as well as making new payments under existing BCAs. Any exceptions require the prior written consent of relevant senior management as well as the written consent of the Company’s chief compliance officer based on a review of the agreements in question. As part of this policy, the Company is in an ongoing process of reviewing existing BCAs for purposes of compliance risk in connection with their continued performance. The Company has discontinued payment under a number of BCAs and, in certain cases, has terminated BCAs.

▪	The Company is in the process of enhancing its anti-corruption policies. The Company has adopted, and is in the process of implementing, new policies regarding anti-public-corruption compliance, retention of intermediaries who interact with government authorities on Siemens’ behalf, compliance in M&A transactions, joint ventures and minority investments, and gifts and hospitality.

▪	The Company is continuing the roll-out of a formal program of anti-corruption and other legal compliance training for management, group and regional compliance officers and other employees.

▪	The Company established a new Managing Board position for legal and compliance matters, effective October 1, 2007. Peter Y. Solmssen was appointed a member of Siemens’ Managing Board as well as the Company’s General Counsel, with overall responsibility for legal and compliance issues.

▪	Effective September 19, 2007, the Managing Board appointed Andreas Pohlmann as Chief Compliance Officer.

▪	Effective October 1, 2007, all company audit functions were merged into the unit Corporate Finance Audit, which was assigned to the Corporate Finance Department. Corporate Finance Audit is headed by Hans Winters, who was appointed Chief Audit Officer with an independent reporting line to the Audit Committee and its Chairman.

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▪	The Company has adopted a global amnesty program. Pursuant to this program, if employees, by January 31, 2008, voluntarily provide the Company with information regarding possible violations of anti-public-corruption laws, including any related accounting irregularities, the Company will not make any claims for damages and will not unilaterally terminate such employees’ employment relationship. The Company reserves the right to impose lesser disciplinary measures or additional compliance training. Senior management is not eligible for the amnesty, subject to certain exceptions for certain functions.
     As previously reported, the Company engaged an independent compliance advisor in order to consult the Managing Board and the Compliance Committee with regard to the future structure of the compliance organization, the execution of compliance reviews, the review of related guidelines and controls including potential improvement measures, and the associated communication and training. The independent compliance advisor provided periodic status reports to the Managing Board and the Compliance Committee. With the implementation of the changes enumerated above, the external compliance advisor has been directed by the Compliance Committee to report to and to support the activities of the Company´s Chief Compliance Officer.
     In addition to the proceedings described above, the Company is also involved in a number of anti-trust and other legal proceedings:
     A Mexican governmental control authority barred Siemens Mexico from bidding on public contracts for a period of three years and nine months beginning November 30, 2005. This proceeding arose from allegations that Siemens Mexico did not disclose alleged minor tax discrepancies when it was signing a public contract in 2002. Upon appeal by Siemens Mexico, the execution of the debarment was stayed on December 13, 2005 and subsequently reduced to a period of four months. Upon further appeal, the execution of the reduced debarment was stayed by the competent Mexican court in April 2006. A final decision on the appeal has not yet been announced.
     In February 2007, Siemens Medical Solutions USA, Inc. (SMS) announced that it had reached an agreement with the U.S. Attorney’s Office for the Northern District of Illinois to settle allegations made in an indictment filed in January 2006. The agreement resolves all allegations made against SMS in the indictment. Under the agreement, SMS has pled guilty to a single federal criminal charge of obstruction of justice in connection with civil litigation that followed a bid to provide radiology equipment to Cook County Hospital in 2001. In addition, SMS has agreed to pay a fine of $1 million and restitution of approximately $1.5 million.
     In December 2006, the Japanese Fair Trade Commission (FTC) searched the offices of more than ten producers and dealers of healthcare equipment, including Siemens Asahi Medical Technologies Ltd., in connection with an investigation into possible anti-trust violations. Siemens Asahi Medical Technologies is cooperating with the FTC in the ongoing investigation.
     In February 2007, the French Competition Authority launched an investigation into possible anti-trust violations involving several companies active in the field of suburban trains, including Siemens Transportation Systems S.A.S. in Paris, and the offices were searched. The Company is cooperating with the French Competition Authority.
     In February 2007, the Norwegian Competition Authority launched an investigation into possible anti-trust violations involving Norwegian companies active in the field of fire security, including Siemens Building Technologies AS. The Company is cooperating in the ongoing investigation with the Norwegian Competition Authority. The Norwegian Competition Authority has not yet announced a schedule for the completion of the investigation.
     In February 2007, the European Commission launched an investigation into possible anti-trust violations involving European producers of power transformers, including Siemens AG and VA Tech, which Siemens acquired in July 2005. Power transformers are electrical equipment used as major components in electric transmission systems in order to adapt voltages. The Company is cooperating in the ongoing investigation with the European Commission. The European Commission has not yet announced a schedule for the completion of its investigation.

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     In April 2007, Siemens AG and VA Tech filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007, to fine Siemens and VA Tech for alleged antitrust violations in the European Market of high-voltage gas-insulated switchgear between 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for turnkey power substations. The fine imposed on Siemens amounted to €396.6 million. The fine imposed on VA Tech, which Siemens AG acquired in July 2005, amounted to €22.1 million. VA Tech was declared jointly liable with Schneider Electric for a separate fine of €4.5 million. The European Court of First Instance has not yet issued a decision. Furthermore, authorities in Brazil, New Zealand, the Czech Republic, Slovakia and South Africa are conducting investigations into the same possible antitrust violations. On October 25, 2007, upon the Company’s appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG from €320,000 to €120,000 and from €640,000 to €110,000 regarding VA Tech.
     In April 2007, the Polish Competition Authority launched an investigation against Siemens Sp. z o.o. Poland regarding possible anti-trust violations in the market for the maintenance of diagnostic medical equipment. The Company is cooperating in the ongoing investigation with the Polish Competition Authority.
     In June 2007, the Turkish Anti-trust Agency confirmed its earlier decision to impose a fine of approximately €6 million on Siemens AS Turkey based on alleged anti-trust violations in the traffic lights market. Siemens Turkey has appealed this decision and this appeal is still pending. It is possible that as a result of this decision, Siemens could be debarred from participating in public sector tender offers in Turkey for a one to two year period.
     The Company requested arbitration against the Republic of Argentina before the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. The Company claimed that Argentina unlawfully terminated the Company’s contract for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). The Company sought damages for expropriation and violation of the BIT of approximately $500 million. Argentina disputed jurisdiction of the ICSID arbitration tribunal and argued in favor of jurisdiction of the Argentine administrative courts. The arbitration tribunal rendered a decision on August 4, 2004, finding that it had jurisdiction over Siemens’ claims and that Siemens was entitled to present its claims. A hearing on the merits of the case took place before the ICSID arbitration tribunal in Washington in October 2005. A unanimous decision on the merits was rendered on February 6, 2007, awarding Siemens compensation in the amount of $217.8 million on account of the value of its investment and consequential damages, plus compound interest thereon at a rate of 2.66% since May 18, 2001. The tribunal also ruled that Argentina is obligated to indemnify Siemens against any claims of subcontractors in relation to the project (amounting to approximately $44 million) and, furthermore, that Argentina would be obligated to pay Siemens the full amount of the contract performance bond ($20 million) in the event this bond was not returned within the time period set by the tribunal (which period subsequently elapsed without delivery). On June 4, 2007, Argentina filed with the ICSID an application for the annulment and stay of enforcement of the award, alleging serious procedural irregularities. An ad hoc committee has been appointed to consider Argentina’s application. Siemens currently expects that the ad hoc committee will not render a decision before 2009.
     Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, Siemens often cannot predict what the eventual loss or range of loss related to such matters will be. Although the final resolution of these matters could have a material effect on Siemens’ consolidated operating results for any reporting period in which an adverse decision is rendered, Siemens believes that its consolidated financial position should not be materially affected by the matters discussed in this paragraph.

Siemens AG Corporate Communications Compliance Communications 80312 Munich

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This document contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” ”looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from: changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens worldwide; changes in business strategy; the outcome of pending investigations and legal proceedings; our analysis of the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about our risk factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.
EBITDA (adjusted), Return on capital employed, Free cash flow, Cash conversion and Net debt are non-GAAP financial measures. A reconciliation of these amounts to the most directly comparable IFRS financial measures is available on our Investor Relations website under www.siemens.com/ir, Financial Publications, Quarterly Reports. “Group profit from operations” is reconciled to “Income before income taxes” of Operations under “Reconciliation to financial statements” in the table “Segment Information.”

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: November 8, 2007	/s/ Dr. Ralf P. Thomas
	Name:	Dr. Ralf P. Thomas
	Title:	Corporate Vice President and Controller

/s/ Dr. Klaus Patzak
Name:	Dr. Klaus Patzak
Title:	Corporate Vice President Financial Reporting and Controlling